ANNUAL INFORMATION FORM

For the Year Ended December 31, 2008

March 6, 2009

-i-

INTRODUCTORY INFORMATION

In this annual information form, unless otherwise specified or the context otherwise requires, reference to “Paramount” or to the “Company” includes reference to subsidiaries and partnerships directly and indirectly owned by Paramount Resources Ltd.

Unless otherwise indicated, all financial information included in this annual information form is determined using Canadian generally accepted accounting principles (“Canadian GAAP”). Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2008 can be found under the Company’s profile on the SEDAR website at www.sedar.com.

This annual information form contains disclosure expressed as “Boe” (barrels of oil equivalent), “MBoe” (thousands of barrels of oil equivalent), “Boe/d” (barrels of oil equivalent per day), “Bbl” (barrels), “Mbbl” (thousands of barrels), “Mcf” (thousands of cubic feet), “MMcf” (millions of cubic feet), “Bcf” (billions of cubic feet), “MMcfe” (millions of cubic feet equivalent), “Bcfe” (billions of cubic feet equivalent), and “MMcfe/d” (millions of cubic feet equivalent per day). All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Unless otherwise specified, all dollar amounts are expressed in Canadian dollars and all references to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this annual information form constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this annual information form include, but are not limited to: business strategies and objectives, capital expenditures, reserve and resource quantities and the undiscounted and discounted present value of future net revenues from such reserves and resources, anticipated tax and royalty liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The following assumptions have been made, in addition to any other assumptions identified in this annual information form:

§	future oil and gas prices and general economic and business conditions;
§	the ability of Paramount to obtain required capital to finance its exploration, development and operations;
§	the ability of Paramount to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;
§	the ability of Paramount to market its oil and natural gas successfully to current and new customers;
§	the ability of Paramount to secure adequate product transportation and storage;
§	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;
§	the timely receipt of required regulatory approvals; and

§ currency, exchange and interest rates.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on such forward-looking statements or information as Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to:

§	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
§	general economic and business conditions;
§	loss of the services of any of Paramount’s executive officers or key employees;
§	the ability of Paramount’s management to execute its business plan;
§	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;
§	the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;
§	risks and uncertainties involving the geology of oil and gas deposits;
§	the uncertainty of reserves estimates and reserves life;
§	the uncertainty of resource estimates and resource life;
§	the ability of Paramount to add production and reserves through development and exploration activities;
§	the impact of market competition;
§	the uncertainty of estimates and projections relating to exploration and development costs and expenses;
§	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;
§	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
§	the availability of future growth prospects and Paramount’s expected financial requirements;
§	risks inherent in Paramount's marketing operations, including counterparty credit risk;
§	Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;
§	Paramount's ability to enter into or continue leases;
§	Paramount's ability to secure adequate product transportation and storage;
§	imprecision in estimates of product sales and the anticipated revenues from such sales;
§	weather conditions;
§	the ability to obtain necessary regulatory approvals;
§	the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;
§	uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations and the interpretation regarding royalty calculations;
§	changes in taxation laws and regulations and the interpretation thereof;

§	health, safety and environmental risks;
§	changes in environmental laws and regulations and the interpretation thereof;
§	the value and liquidity of Paramount’s investments in other entities and the returns on such investments;
§	the cost of future abandonment activities and site restoration;
§	risks associated with existing and potential future law suits and regulatory actions against Paramount;
§	uncertainty regarding aboriginal land claims and co-existing with local populations;
§	occurrence of a significant event against which the Company is not fully insured; and
§

other risks and uncertainties described elsewhere in this annual information form or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking statements or information contained in this annual information form are made as of the date hereof and, except as required by law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

Paramount was incorporated under the laws of the Province of Alberta on February 14, 1978. Paramount amalgamated with Paramount Acquisition Ltd., a wholly-owned subsidiary of Paramount, on January 1, 1992 and continued as Paramount Resources Ltd. Paramount’s shares were split on a three for one basis in 1989 and again in 1997 on the same basis. Paramount amalgamated with Summit Resources Limited, a wholly-owned subsidiary of Paramount, on January 1, 2007 and continued as Paramount Resources Ltd. Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust (“Trilogy”) in April, 2005; and (iii) MGM Energy Corp. (“MGM Energy”) in January, 2007. In conjunction with the spinout of Trilogy, Paramount’s articles were amended to change the designation of Paramount’s common shares to Class A Common Shares, add certain rights to such shares, and add Class X Preferred Shares and Class Z Preferred Shares to Paramount’s authorized share capital. In conjunction with the spinout of MGM Energy (see “GENERAL DEVELOPMENT OF THE BUSINESS – 2007”), Paramount’s articles were amended to add Class Y Preferred Shares to Paramount’s authorized share capital. The Class X Preferred Shares, Class Y Preferred Shares and Class Z Preferred Shares were subsequently cancelled and on May 17, 2007, the Company’s articles were amended to remove Class X Preferred Shares, Class Y Preferred Shares and Class Z Preferred Shares from the Company’s authorized share capital. Further information on the Company’s authorized share capital is set forth under “DESCRIPTION OF SHARE CAPITAL”.

Paramount's Class A Common Shares (“Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) under the symbol “POU” and Paramount is currently part of the S&P/TSX Composite Index (Capped Energy sub index).

The head and registered office of the Company is located at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5.

Paramount and Paramount Resources, an Alberta general partnership which is directly and indirectly wholly-owned by Paramount, held, in aggregate, greater than 84 percent of Paramount’s consolidated assets as at December 31, 2008 which accounted for greater than 88 percent of Paramount’s consolidated revenues for the year ended December 31, 2008. Paramount’s remaining assets are held by subsidiaries directly and indirectly owned by Paramount.

GENERAL DEVELOPMENT OF THE BUSINESS

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas, crude oil and natural gas liquids. The Company commenced operations as a public company on December 18, 1978, with an initial public offering that raised $4.7 million and a share exchange with a private company, Paramount Oil & Gas Ltd., for certain crude oil and natural gas assets with a book value of $341,000. Paramount has adapted to a multitude of operating climates over the past 30 years, and has grown into a company with a market capitalization of approximately $363 million as of March 4, 2009. In addition, Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy in April, 2005; and (iii) MGM Energy in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy, and also holds equity investments in other entities (see “SIGNIFICANT INVESTMENTS”).

Set forth below is a brief description of the events that have influenced the general development of Paramount's business over the past three fiscal years

2006

On March 30, 2006, Paramount completed a private placement of 600,000 Common Shares issued on a “flow-through” basis at $52.00 per share, and a private placement of 600,000 Common Shares at $41.72 per share for total gross proceeds of $56.2 million.

On April 11, 2006, Paramount exchanged its 50 percent interest in oil sands leases at Leismer, Corner, Thornbury and Hangingstone subject to the joint venture and partnership with North American Oil Sands Corporation (“NAOSC”) for approximately 34.1 million common shares of NAOSC (approximately 50 percent of the outstanding common shares of NAOSC at the time of the transaction) and aggregate cash consideration of approximately $17.5 million.

During the second quarter of 2006, Paramount, together with a private company controlled by Paramount’s Chairman and Chief Executive Officer, incorporated a company in the United States (“Drillco”) to supply drilling services on a take-or-pay basis to Summit Resources, Inc., a wholly-owned United States subsidiary of Paramount. Drillco entered into a contract with a supplier for the construction of two drilling rigs under a cost plus fee arrangement. Initially, Paramount and the private company each owned 50 percent of Drillco. In December of 2006, Paramount purchased all of the interests in Drillco held by the private company for cash consideration of US$1,000 plus repayment of demand loans advanced by the private company to Drillco, which totalled approximately $11.8 million including accrued interest thereon.

On August 28, 2006, Paramount closed a six year US$150 million non-revolving Term Loan B Facility (the “TLB”). The full amount of the TLB was drawn upon closing. The TLB was secured by all of the common shares of NAOSC held by Paramount at the time and was required to be repaid with the net proceeds received from any sale or other disposition of all or any part of such NAOSC common shares.

On September 14, 2006, Paramount entered into an area wide farm-in agreement (the “Farm-In”) with respect to Mackenzie Delta, Northwest Territories exploratory properties EL 394, EL 427 and Inuvik Concession Blocks 1 and 2, covering approximately 412,500 hectares.

On October 19, 2006, Paramount announced that its board of directors had approved in principle a proposed spinout transaction (the “MGM Energy Spinout”), which would result in future activities relating to the Farm-In and to Paramount’s Colville Lake/Sahtu, Northwest Territories properties being carried on by a newly created public corporation, initially owned by Paramount and its shareholders. On December 11, 2006, Paramount announced the details and terms of the MGM Energy Spinout. MGM Energy Corp. was subsequently chosen as the name for the new public corporation.

On November 28, 2006, Paramount completed a private placement of 2,000,000 Common Shares issued on a “flow-through” basis at a price of $33.75 per share for gross proceeds of $67.5 million.

2007

On January 11, 2007, Paramount’s shareholders and the Court of Queen’s Bench of Alberta approved an arrangement under the Business Corporations Act (Alberta) in respect of the MGM Energy Spinout. The MGM Energy Spinout was completed on January 12, 2007. As part of the MGM Energy Spinout, Paramount transferred the following to MGM Energy: (i) its rights under the Farm-In; (ii) its oil and gas properties in the Colville Lake/Sahtu, Northwest Territories area encompassing approximately 600,000 gross (385,000 net) hectares; and (iii) one of its wells with minor proved reserves in the Cameron Hills area of the Northwest Territories. The MGM Energy Spinout resulted in Paramount’s shareholders owning one MGM Energy common share (“MGM Share”) and five MGM Energy warrant units for every 25 Common Shares held. Each warrant unit consisted of one short term warrant and one longer term warrant. These warrants entitled the holder thereof to acquire additional shares of MGM Energy at specified prices within certain time periods. The short term warrants were exercisable until February 16, 2007, with approximately 98 percent of such warrants being exercised. The longer term warrants were exercisable until September 30, 2007, with an immaterial number of such warrants being exercised. Upon completion of the MGM Energy Spinout, Paramount’s shareholders owned approximately 13.4 percent of the outstanding MGM Shares, with the remaining 86.6 percent of MGM Energy’s outstanding shares being held by Paramount. As a result of the exercise of the short term warrants and a subsequent private placement by MGM

Energy to certain of its directors, Paramount’s ownership in MGM Energy was reduced to approximately 51.7 percent as of February 28, 2007. On May 30, 2007, MGM Energy completed a public offering of common shares in which Paramount did not participate. On August 3, 2007, Paramount invested a further $9.0 million in MGM Energy by purchasing approximately 3.3 million MGM Shares under MGM Energy’s second public offering. Following this investment, Paramount owned approximately 21.5 million MGM Shares which represented approximately 16.7 percent of the outstanding shares of that company as at December 31, 2007.

On March 28, 2007, Paramount closed a six month $100 million senior unsecured non-revolving facility with two Canadian chartered banks (the “Non-Revolving Facility”). The full amount of the Non-Revolving Facility was drawn at closing.

On May 31, 2007, Paramount reached an agreement to sell its oil sands leases and shut-in and producing natural gas rights in the Surmont area of Alberta to MEG Energy Corp. (“MEG”) for total consideration of $301.7 million. The consideration consisted of $75 million in cash, $75 million in notes receivable due June 30, 2008 and MEG common shares valued at $151.7 million. The MEG transaction closed on June 4, 2007.

On April 27, 2007, Paramount reported that Statoil ASA (“Statoil”) had entered into an acquisition agreement with NAOSC whereby Statoil made an all cash offer to acquire all of the shares of NAOSC at a price of $20 per share. On June 29, 2007, Paramount tendered its 34,120,731 common shares of NAOSC to Statoil under its offer for all of the shares of NAOSC for aggregate cash consideration to Paramount of approximately $682.4 million, and, on the same date, repaid the entire amount outstanding under the Non-Revolving Facility.

On July 3, 2007, Paramount repaid the entire amount outstanding under the TLB, plus a 2% prepayment premium.

In 2005, Paramount issued approximately US$213.6 million principal amount of 8 ½ percent senior notes due 2013 (the “2013 Notes”). During July and August of 2007, the Company purchased US$75.4 million principal amount of its 2013 Notes in open market transactions. Such notes have not been cancelled and may be resold at Paramount’s discretion.

From August, 2007 to December 31, 2007, Paramount purchased 2,124,200 Trilogy units for approximately $14.2 million through open market purchases. In addition, Paramount acquired a further 603,250 Trilogy units under Trilogy’s distribution reinvestment plan in 2007. As at December 31, 2007, Paramount held approximately 17.8 million Trilogy units representing approximately 18.8 percent of Trilogy’s outstanding units as at that date.

Paramount received approval from the TSX on May 3, 2007 for a normal course issuer bid (the “2007 NCIB”) to purchase, for cancellation, up to 3,298,526 Common Shares during the period from May 7, 2007 to May 6, 2008. During 2007, Paramount purchased and cancelled 3,298,526 Common Shares, being the maximum number permitted, under the 2007 NCIB for total consideration of approximately $54.9 million. On December 17, 2007, Paramount received approval from the TSX to amend the terms of its 2007 NCIB to permit Paramount to purchase an additional 248,333 Common Shares commencing December 19, 2007 and ending May 6, 2008.

2008

In January 2008, Paramount purchased 6,400 Common Shares for total consideration of approximately $83,000 under the December 17, 2007 amended 2007 NCIB. In total, 3,304,926 Common Shares were purchased and cancelled pursuant to the 2007 NCIB as amended, for total consideration of approximately $55 million.

In February 2008, Paramount purchased 3.5 million common shares of Paxton Corporation (“Paxton”), a private company involved in greenhouse gas technology, for $4.8 million. During the second quarter of 2008, Paxton’s common shares were consolidated on a two for one basis. Paramount owned approximately 10 percent of the outstanding common shares of that company as at December 31, 2008.

On March 12, 2008, MEG repaid the entire amount of its $75 million note due to Paramount.

In March 2008, Paramount purchased 6.1 million Class A common shares of NuLoch Resources Inc. (“NuLoch”), a public oil and gas company with properties in Alberta and Saskatchewan, for $6.0 million. As at December 31, 2008, Paramount owned approximately 20 percent of the outstanding Class A common shares of NuLoch.

On July 15, 2008, Paramount invested a further $12.3 million in MGM Energy by purchasing approximately 22.4 million MGM Shares under MGM Energy’s third public offering. Paramount owns approximately 16.7 percent of the outstanding MGM Shares as at December 31, 2008.

In August 2008, Drillco entered into a contract with a supplier for the construction of a third drilling rig. The third rig is expected to be in service in 2009. An individual who has an indirect ownership interest in the supplier is also a director of a company affiliated with Paramount. Drillco is expected to continue to supply drilling services to Summit Resources, Inc., a wholly-owned United States subsidiary of Paramount, on a take-or-pay basis as well as pursue third-party drilling service opportunities.

On November 18, 2008, Paramount received approval from the TSX for a normal course issuer bid (the “2008 NCIB”) to purchase for cancellation up to 3,387,456 Common Shares from November 20, 2008 to November 19, 2009. Between November 20, 2008 and December 31, 2008, Paramount purchased and cancelled 1,008,300 Common Shares under the 2008 NCIB for total consideration of approximately $7.2 million.

During 2008, the Company purchased an aggregate US$48.0 million principal amount of its 2013 Notes in open market transactions, reducing the aggregate principal amount owed by Paramount in respect of such notes to US$90.2 million as at December 31, 2008. The 2013 Notes purchased by Paramount have not been cancelled and may be resold at Paramount’s discretion.

During 2008, Paramount purchased 1,902,400 Trilogy units for approximately $13.7 million through open market purchases and acquired 2,673,220 Trilogy units under Trilogy’s distribution reinvestment plan. As at December 31, 2008, Paramount held approximately 22.3 million Trilogy units representing approximately 23.3 percent of Trilogy’s outstanding units as at that date.

2009 Update

Between January 1, 2009 to March 4, 2009, Paramount has purchased 587,900 Common Shares for total consideration of approximately $4.1 million under its 2008 NCIB.

NARRATIVE DESCRIPTION OF THE BUSINESS

OVERVIEW

Paramount's principal properties are located primarily in Alberta, the Northwest Territories, and British Columbia in Canada, and in North Dakota and Montana in the United States. In 2008, approximately 74 percent of the Company's production was natural gas.

The Company's ongoing exploration, development and production activities are designed to establish new reserves of oil and natural gas and increase the productive capacity of existing fields. In order to optimize its net capacity and control costs, the Company increases ownership and throughput in existing assets as economic opportunities arise and occasionally disposes of lower working interest properties. Paramount strives to maintain a balanced portfolio of opportunities, increasing its working interest in low to medium risk projects and entering into joint venture arrangements on select high risk/high return exploration prospects. From time to time, Paramount enhances its exploration, development and production operations through focused acquisitions of petroleum and natural gas assets and companies within established core areas.

At December 31, 2008, approximately 53 percent of Paramount's proved and probable natural gas reserves and approximately 26 percent of its crude oil and natural gas liquids reserves were located in Alberta, with the balance in Paramount's other operating areas. In 2008, Paramount operated approximately 87 percent of its net producing oil and natural gas wells.

Paramount also has various strategic investments. These include investments in other entities, including affiliates, and properties and assets at various stages of development where there may not be near-term production but a longer-term value proposition based on spin-outs, sales or future revenue generation.

MAJOR PROPERTIES

The following is a summary of Paramount's major producing properties at December 31, 2008. The Company has four Corporate Operating Units (“COU”) described below.

Paramount retained independent qualified reserves evaluators to evaluate and prepare a report on 100 percent of its natural gas, crude oil and natural gas liquids reserves as at December 31, 2008. McDaniel & Associates Consultants Ltd. (“McDaniel”) evaluated Paramount’s reserves and reported on them in their report (the “McDaniel Report”) dated February 23, 2009. Reserves data is discussed below within Paramount’s four COUs. The reserves information is disclosed as at December 31, 2008 and is derived from the McDaniel Report. Estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. References to reserves in the following property descriptions are to the Company’s share of reserves (comprised of working interest plus royalty interest) based on forecast prices and costs contained in the McDaniel Report.

Kaybob, Alberta

The Kaybob COU (“Kaybob” or the “Kaybob COU”) produces natural gas, natural gas liquids (“NGLs”), and crude oil in West Central Alberta. The core natural gas producing areas in Kaybob include Musreau, Resthaven and Smoky and the primary crude oil producing area is Kakwa. The horizons being pursued within Kaybob are in the Deep Basin, which are high pressure, liquids rich, tight gas formations with large reservoir potential.

The Kaybob COU accounted for approximately 26 percent of Paramount's production for the year ended December 31, 2008. Production in this area averaged 21.6 MMcfe/d or 3,606 Boe/d in 2008, comprised of 18.2 MMcf/d of natural gas and 576 Bbl/d of crude oil and NGLs. In 2008, Paramount drilled 21 gross (9.7 net) wells in Kaybob. As of December 31, 2008, reported reserves in the Kaybob COU totaled 30.1 Bcfe of proved reserves that were 85 percent natural gas weighted and 13.4 Bcfe of probable reserves that were 86 percent natural gas weighted. Paramount operates approximately 50 percent of its production in the Kaybob COU.

In 2008, Paramount continued to focus its efforts in the Kaybob COU on reducing per-well drilling, completion, equipping and tie-in costs. Paramount applied for and received regulatory approval to allow the drilling of up to four wells per section in 62 sections of land throughout the Musreau, Resthaven and Smoky areas. Downspacing applications have been submitted for an additional 40 sections of land of which 22 sections have been approved. Approval for the balance of the applications is anticipated in the first half of 2009. Cost savings from downspacing are expected to be realized through pad drilling, due to reduced equipment mobilization costs, and shared production facilities and pipelines.

During the 2008/09 winter drilling season, Paramount has drilled three wells pursuant to its downspace drilling initiatives. At Resthaven, Paramount drilled two wells, one of which was horizontal, of what will ultimately be a four well pad. At Smoky, Paramount drilled a second well from a lease with an existing well. Paramount expects the completion and tie-in of these wells, utilizing shared facilities and pipelines, will be finished by the end of the first quarter of 2009. Based on the expected success and savings associated with the downspacing projects, Paramount anticipates drilling additional pad wells and horizontal wells in Kaybob in the future.

To reduce operating costs for existing Resthaven area wells, Paramount elected to redirect gas from some wells away from a more expensive non-operated facility, to utilize the lower cost 10 percent working interest capacity Paramount has in the 100 MMcf/d Smoky plant. This was accomplished using a gathering line acquired by Paramount in 2007. In December 2008, Paramount reduced its obligation under the terms of a firm service processing agreement at a third party owned and operated Musreau gas plant to reduce processing costs in the Musreau area.

Grande Prairie, Alberta

The Grande Prairie COU (“Grande Prairie” or the “Grande Prairie COU”) produces natural gas, NGLs, and crude oil in Central Alberta. The core natural gas producing areas in Grande Prairie include established properties at Mirage and Saddle Hills and more recently developed sour gas properties at Ante Creek. Grande Prairie’s primary crude oil producing property is located at Crooked Creek. Paramount continues to evaluate the reservoir dynamics at Ante Creek and Crooked Creek and develop more efficient exploitation and production practices. In 2009, Grande Prairie will focus on exploring undeveloped land and drilling critical pool defining wells in the Karr area.

The Grande Prairie COU accounted for approximately 16 percent of Paramount's production for the year ended December 31, 2008. Production in this area averaged 13.4 MMcfe/d or 2,241 Boe/d in 2008, comprised of 9.7 MMcf/d of natural gas and 628 Bbl/d of crude oil and natural gas liquids. Paramount drilled 16 gross (7.7 net) wells in Grande Prairie in 2008. As of December 31, 2008, reported reserves in the Grande Prairie COU consisted of 17.3 Bcfe of proved reserves that were 67 percent natural gas weighted and 10.1 Bcfe of probable reserves that were 51 percent natural gas weighted. Paramount operates approximately 75 percent of its production in the Grande Prairie COU.

Paramount operates eight compressor sites in the Grande Prairie COU at Mirage, Saddle Hills, Karr and Goose River, with an average working interest of approximately 80 percent. The Company also operates three oil batteries in Grande Prairie, two oil batteries at Mirage (in which Paramount has a 100 percent interest) and one oil battery at Ante Creek (in which Paramount has a 57.5 percent interest). Paramount's Crooked Creek production is processed at a non-operated facility in which Paramount has an 18 percent ownership interest. At Crooked Creek, Good Production Practice (“GPP”) waterflood was brought on in late December 2008, with initial production of 150 Boe/d, which increased up to 500 Boe/d by the end of February 2009.

Northwest Alberta/Northwest Territories/Northeast British Columbia

The Northern COU (“Northern” or the “Northern COU”) includes properties in Northwest Alberta, Northeast British Columbia and extends into the Cameron Hills and Fort Liard areas of the Northwest Territories. Northern’s primary focus remains at Cameron Hills in the Northwest Territories, where properties generate a significant portion of Northern’s total natural gas, crude oil and NGLs production. Other significant natural gas producing properties within Northern are located at Bistcho and Haro in Northwest Alberta and Clarke Lake in Northeast British Columbia.

The Northern COU accounted for approximately 28 percent of Paramount's production for the year ended December 31, 2008. Production in this area averaged 22.8 MMcfe/d or 3,796 Boe/d in 2008, comprised of 18.2 MMcf/d of natural gas and 768 Bbl/d of crude oil and natural gas liquids. In 2008, Paramount drilled 6 gross (3.5 net) wells in this COU. As of December 31, 2008, Paramount's reported reserves in the Northern COU totalled 34.5 Bcfe of proved reserves that were 80 percent natural gas weighted and 34.9 Bcfe of probable reserves that were 93 percent natural gas weighted. Paramount operates approximately 66 percent of its production in the Northern COU.

The Company operates one sour gas plant at Bistcho Lake, in which Paramount has a 59 percent interest, which processes gas from both Bistcho and from Cameron Hills in the Northwest Territories, and one sweet gas plant at East Negus, in which Paramount has a 85 percent interest. Paramount also operates an oil battery at Cameron Hills, in which Paramount has an 88 percent interest. Natural gas from the Haro property is processed at an approximately 50 percent owned third-party operated gas plant. Natural gas is also processed at third-party operated facility in Clarke Lake, British Columbia.

In March 2008, Paramount shut down its West Liard facility and production, located in the Northwest Territories, and sold its Maxhamish facility and Tattoo property located in British Columbia as a result of declining production, low commodity prices and high operating costs.

During the second quarter of 2008, Paramount initiated a process to explore the sale of properties in the Cameron Hills, Bistcho, Negus, and Larne areas in Alberta and the Northwest Territories. On July 29, 2008, the initial bidding period closed and while interest was expressed, no acceptable bids were received. The formal sales process was closed in the third quarter.

Southern Alberta and USA

The Southern COU (“Southern” or the “Southern COU”) produces crude oil and natural gas in Southern Alberta, North Dakota and Montana. Southern’s core areas comprise the gas producing Chain / Craigmyle field near Drumheller, Alberta and the oil producing area near Medora, North Dakota.

The Southern COU accounted for approximately 29 percent of Paramount's production for the year ended December 31, 2008. Total production in the Southern COU averaged 23.8 MMcfe/d or 3,969 Boe/d in 2008, comprised of 14.1 MMcf/d of natural gas and 1,619 Bbl/d of crude oil and natural gas liquids. In 2008, the Company drilled 28 gross (17.6 net) wells in the Southern COU. As of December 31, 2008, reported reserves in this COU were 53.7 Bcfe of proved reserves that were approximately 61 percent natural gas weighted and 18.4 Bcfe of probable reserves that were approximately 59 percent natural gas weighted. The Company operates approximately 90 percent of its production in Southern.

In recent years, a major focus of the Southern COU has been the development of natural gas production from the Horseshoe Canyon coals and Edmonton sands in Southern Alberta. As of December 31, 2008, Paramount had 185 gross (147 net) shallow coal and sand wells on production, of which Paramount’s share of production was approximately 4.8 MMcf/d at year end.

During 2008, the Company expanded its light oil production from the deep-Bakken play in North Dakota. Paramount drilled 13 gross (11.8 net) wells during 2008, of which 11 wells were completed in 2008, one well was completed in January 2009, and one well is expected to be completed later in 2009. For the 11 wells completed, Paramount’s working interest was producing approximately 300 boe/d at year end from the Bakken, Birdbear, and Red River formations in North Dakota. Paramount also participated in the drilling of 3 gross (0.8 net) non-operated wells in the US during 2008.

During 2008, the Company recognized a write-down of $44.6 million related petroleum and natural gas properties. The property write-down related primarily to oil properties in the United States and is attributable to lower than expected reserve additions and higher than expected costs.

The Company owns and operates one gas plant at Chain/Craigmyle. Approximately 60 percent of the natural gas produced in the Southern COU is processed at this plant. Approximately 80 percent of the total oil production in Southern utilizes Company-operated batteries, in which Paramount has working interests ranging up to 100 percent.

Other Properties

The Company has other minor properties in Northeast Alberta. Production from these minor properties averaged 0.8 MMcfe/d or 152 Boe/d in 2008. During the year, Paramount sold its Cold Lake Elizabeth property which averaged 136 Boe/d of production during the year.

As of December 31, 2008, reported reserves for other properties were 0.1 Bcfe of proved reserves and 8.7 Bcfe of probable reserves, all natural gas.

SIGNIFICANT INVESTMENTS

The following is a summary of Paramount’s significant investments in Trilogy trust units and common shares of MGM Energy and MEG as of the dates specified. In addition, Paramount owns investments in other public and private entities. These investments constitute an important component of the total value of the Company’s assets.

Trilogy Energy Trust

Trilogy is a public Canadian energy trust with producing oil and natural gas assets primarily in the Kaybob area of Alberta. For the year ended December 31, 2008, Trilogy’s reported average production was approximately 79 percent natural gas weighted.

On December 31, 2008, Paramount owned approximately 22.3 million Trilogy units, representing approximately 23.3 percent of Trilogy’s outstanding units as at such date. The market value of Paramount’s investment in Trilogy was approximately $129 million as of December 31, 2008, based on the closing market price of Trilogy’s trust units on the TSX as of that date. Approximately 12.8 million of the Trilogy units owned by Paramount are pledged as security for the Company’s 2013 Notes.

Paramount accounts for its investment in Trilogy units using the equity method. As a result, pursuant to National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), Paramount is required to separately disclose information concerning Trilogy’s oil and gas reserves and future net revenue as at December 31, 2008 and certain costs incurred by Trilogy during 2008, based on the Company’s equity interest in Trilogy. This information is set out in APPENDIX C – NATIONAL INSTRUMENT 51-101 EQUITY INVESTMENTS DISCLOSURE. Readers are cautioned that Paramount does not have any direct or indirect interest in, or right to, the reserves or future net revenue of Trilogy disclosed in APPENDIX C nor does Paramount have any direct or indirect obligation in respect of, or liability for, the costs incurred by Trilogy disclosed in APPENDIX C. The Company is a unitholder of Trilogy, just like any other unitholder of Trilogy, and, accordingly, the value of the Company’s investment in Trilogy is based on the trading price of Trilogy’s units on the TSX.

The attached APPENDIX C has been prepared based solely on publicly disclosed information contained in Trilogy’s annual information form dated March 3, 2009. For additional information regarding Trilogy’s reserves, properties and costs incurred on such properties, reference should be made to Trilogy’s annual information form which is posted on SEDAR (www.sedar.com) under Trilogy’s profile and is not incorporated by reference in this annual information form.

MGM Energy Corp.

MGM Energy is a public Canadian energy company spun out by Paramount in January, 2007. MGM Energy is focused on the acquisition and development of hydrocarbon resources in Northern Canada and is currently active in the Mackenzie Delta.

Paramount owned approximately 43.8 million MGM Shares as of December 31, 2008, representing approximately 16.7 percent of the outstanding MGM Shares as at such date. The market value of Paramount’s investment in MGM Energy was approximately $8.3 million as of December 31, 2008, based on the closing market price of MGM Shares on the TSX as of that date.

For information regarding how Paramount came to own its MGM Energy common shares, see “GENERAL DEVELOPMENT OF THE BUSINESS – 2007”.

Paramount accounts for its investment in MGM Energy using the equity method. As a result, pursuant to NI 51-101, Paramount is required to separately disclose information concerning MGM Energy’s oil and gas reserves and future net revenue as at December 31, 2008 and certain costs incurred by MGM Energy during 2008, based on the Company’s equity interest in MGM Energy. This information is set out in APPENDIX C – NATIONAL INSTRUMENT 51-101 EQUITY INVESTMENTS DISCLOSURE. Readers are cautioned that Paramount does not have any direct or indirect interest in, or right to, the reserves or future net revenue of MGM Energy disclosed in APPENDIX C nor does Paramount have any direct or indirect obligation in respect of, or liability for, the costs incurred by MGM Energy disclosed in APPENDIX C. The Company is a shareholder of MGM Energy, just like any other shareholder of MGM Energy, and, accordingly, the value of the Company’s investment in MGM Energy is based on the trading price of MGM Shares on the TSX.

The attached APPENDIX C has been prepared based solely on publicly disclosed information contained in MGM Energy’s annual information form to be filed in March 2009. For additional information regarding MGM Energy reserves, properties and costs incurred on such properties, reference should be made to MGM Energy’s annual information form which will be posted on SEDAR (www.sedar.com) under MGM Energy’s profile and is not incorporated by reference in this annual information form.

MEG Energy Corp.

MEG is a private Canadian energy company focused on oil sands development in the Athabasca region of Alberta. MEG owns a 100 percent working interest in over 800 square miles of oil sands leases with its principal asset being 80 contiguous square miles of oil sands leases in Christina Lake. MEG’s head office is based in Calgary, Alberta.

Paramount owned 3.7 million MEG common shares as of December 31, 2008, representing, to Paramount’s knowledge, approximately 2.9 percent of MEG’s outstanding common shares as at such date. As MEG is a private company, there is currently no market for the MEG common shares that Paramount holds and there is no guarantee that a market for these common shares will develop. The value of the MEG common shares held by Paramount may not be able to be realized unless and until a market for these common shares develops, and even if such a market develops there is no guarantee respecting the price Paramount will receive for its MEG common shares or that the Company will in fact be able to sell any or all of the common shares it may wish to dispose of. As at December 31, 2008, Paramount carried its investment in MEG at $102 million on its fiscal 2008 consolidated financial statements.

For information regarding how Paramount came to own its MEG common shares, see “GENERAL DEVELOPMENT OF THE BUSINESS – 2007”.

Paramount does not use the equity method to account for its investment in MEG. As a result, Paramount is not required by NI 51-101 to disclose information concerning MEG’s oil and gas reserves, future net revenues and costs incurred.

RESERVES AND OTHER OIL AND GAS INFORMATION

The reserves information provided below is derived from the McDaniel Report. The evaluation by McDaniel was prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and the reserves definitions contained in NI 51-101.

The following tables set forth information relating to Paramount's working interest share of reserves, net reserves after royalties, and present worth values as at December 31, 2008. The reserves are reported using forecast prices and costs. Columns and rows may not add in the following tables due to rounding.

All evaluations of future net revenue are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. Royalties have been calculated based on Alberta’s New Royalty Framework which came into effect on January 1, 2009. It should not be assumed that the estimated future net revenue shown below is representative of the fair market value of Paramount's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of natural gas, crude oil and natural gas liquids reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual natural gas, crude oil and natural gas liquids reserves may be greater than or less than the estimates provided herein.

Paramount's Audit Committee, comprised of independent board members, reviews the qualifications and appointment of McDaniel, Paramount’s independent qualified reserves evaluator. The Audit Committee also reviews the procedures for providing information to the evaluator. All booked reserves are based upon annual evaluation by McDaniel, Paramount’s independent qualified reserves evaluator.

Reserves Information

Reserves Data – Forecast Prices and Costs

The following table summarizes Paramount’s reserves evaluated at December 31, 2008 using forecast prices and costs.

			Light & Medium		Natural Gas
	Natural Gas		Crude Oil		Liquids			Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)
Canada
Proved
Developed Producing	73.1	61.9	2,251	1,877	770	561	15,198	12,756
Developed Non-producing	18.2	15.3	185	154	269	178	3,488	2,882
Undeveloped	3.9	3.5	10	8	-	-	662	590
Total Proved	95.2	80.7	2,446	2,040	1,038	739	19,348	16,228
Total Probable	67.9	56.9	1,332	1,055	523	356	13,168	10,889
Total Proved plus Probable Canada	163.1	137.6	3,777	3,094	1,561	1,095	32,516	27,117

United States
Proved
Developed Producing	0.6	0.5	2,720	2,160	67	56	2,887	2,300
Developed Non-producing	-	-	7	6	-	-	8	7
Undeveloped	-	-	-	-	-	-	-	-
Total Proved	0.6	0.5	2,726	2,166	67	56	2,895	2,307
Total Probable	0.2	0.2	910	725	21	17	968	774
Total Proved plus Probable USA	0.8	0.7	3,636	2,890	88	73	3,863	3,081

Total Company
Total Proved	95.8	81.2	5,172	4,205	1,106	795	22,243	18,535
Total Probable	68.1	57.1	2,241	1,779	543	373	14,136	11,663
Total Proved plus Probable
Reserves	163.9	138.3	7,413	5,985	1,649	1,168	36,379	30,198

Net Present Value of Future Net Revenue – Forecast Prices and Costs

The following table summarizes the net present values of future net revenue attributable to Paramount’s reserves evaluated at December 31, 2008 using forecast prices and costs. The net present values are reported before income tax and after income tax and have been discounted using rates of 0 percent, 5 percent, 10 percent, 15 percent and 20 percent as well as on a net unit value basis at a discount rate of 10 percent before income taxes. The net present value of future net revenues is the same before and after tax. It is estimated that the Company will not be cash taxable due to the availability of sufficient tax pools. Future Net Revenue does not represent fair market value.

	Net Present Value of Future Net Revenues ($ millions)					Unit Value Before Tax
						Discounted at 10%
		Before and After Income Tax (discounted at)
Reserves Category	0%	5%	10%	15%	20%	$/boe
Canada
Proved
Developed Producing	447.8	382.8	334.7	298.0	269.3	26.24
Developed Non-producing	69.9	51.9	40.4	32.6	27.0	14.02
Undeveloped	12.3	7.8	4.5	2.2	0.5	7.65
Total Proved	530.0	442.5	379.6	332.8	296.8	23.39
Total Probable	346.3	254.6	195.8	155.8	127.2	17.98
Total Proved plus Probable Canada	876.3	697.1	575.4	488.5	424.0	21.22

United States
Proved
Developed Producing	100.1	79.6	66.3	57.1	50.4	28.83
Developed Non-producing	(0.3)	(0.3)	(0.2)	(0.2)	(0.2)	(35.27)
Undeveloped	-	-	-	-	-	-
Total Proved	99.8	79.3	66.1	56.9	50.2	28.64
Total Probable	40.7	25.8	18.2	13.8	11.1	23.51
Total Proved plus Probable USA	140.5	105.1	84.3	70.7	61.3	27.35

Total Company
Total Proved	629.8	521.8	445.7	389.7	347.0	24.05
Total Probable	387.0	280.4	214.0	169.6	138.3	18.35
Total Proved plus Probable Reserves	1,016.8	802.2	659.7	559.3	485.3	21.84

Future Net Revenue – Forecast Prices and Costs

The following table summarizes the total undiscounted future net revenue attributable to Paramount’s reserves evaluated at December 31, 2008 using forecast prices and costs.

Reserves Category ($ millions)	Proved	Proved plus Probable
Canada
Revenue	1,108.4	1,892.0
Royalties (1)	182.1	312.2
Operating Costs	319.7	559.1
Development Costs	41.9	106.3
Well Abandonment Costs	34.7	38.1
Future Net Revenue Before Income Tax	530.0	876.3
Income Taxes	-	-
Future Net Revenue After Income Tax	530.0	876.3

United States
Revenue	234.4	328.7
Royalties (1)	48.1	67.3
Operating Costs	84.0	118.3
Development Costs	-	-
Well Abandonment Costs	2.5	2.6
Future Net Revenue Before Income Tax	99.8	140.5
Income Taxes	-	-
Future Net Revenue After Income Tax	99.8	140.5

Total Company
Revenue	1,342.9	2,220.7
Royalties (1)	230.3	379.5
Operating Costs	403.7	677.4
Development Costs	41.9	106.3
Well Abandonment Costs	37.2	40.7
Future Net Revenue Before Income Tax	629.8	1,016.8
Income Taxes	-	-
Future Net Revenue After Income Tax	629.8	1,016.8

(1) Royalties includes crown royalties, freehold royalties, overriding royalties, mineral taxes and net profit interest payments.

Future Net Revenue by Production Group – Forecast Prices and Costs

The following table summarizes the net present value of future net revenue by production group and on a net unit value basis before income tax attributable to Paramount’s reserves evaluated at December 31, 2008 using forecast prices and costs, discounted at 10 percent.

		Future Net Revenue	Unit Value
		Before Income Tax	Before Income Tax
		(discounted at 10%)	(discounted at 10%)
Reserves Category	Production Group	($ millions)	($/boe)
	Natural Gas (including by-products
	but excluding solution gas from oil
Proved	wells)	274.6	19.16
	Light and Medium Crude Oil
	(including solution gas and other by-
	products)	171.1	40.69
Total Proved		445.7	24.05

	Natural Gas (including by-products
	but excluding solution gas from oil
Proved plus Probable	wells)	418.4	17.28
	Light and Medium Crude Oil
	(including solution gas and other by-
	products)	241.3	40.32
Total Proved plus Probable		659.7	21.84

The following definitions and assumptions form the basis of classification for reserves presented in the McDaniel Report:

(a)	Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is
	likely	that the actual remaining quantities recovered will exceed the estimated proved reserves.
i

Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

ii

Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

iii

Developed Non-producing Reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

iv

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non- producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

(b)

Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c)	Gross Reserves are defined as the Company’s working interest reserves before deduction of any royalties and without including royalty interests.
(d)	Net Reserves are defined as the Company’s working interest reserves after deduction of royalties and including royalty interests.

Summary of Pricing and Inflation Rate Assumptions

Summaries of the December 31, 2008 pricing and inflation rate assumptions used by McDaniel, an independent qualified reserves evaluator, in the McDaniel Report in calculating the net present value of future net revenue attributable to Paramount’s reserves are as follows:

Forecast Prices and Costs		2009	2010	2011	2012	2013	Thereafter
U.S. Henry Hub Gas	(US$/MMbtu)	7.25	7.75	8.60	9.35	10.10	2%/year
Alberta Aggregator Plantgate	(Cdn$/MMbtu)	7.20	7.80	8.25	8.60	8.85	2%/year
WTI Crude Oil	(US$/Bbl)	60.00	71.40	83.20	90.20	97.40	2%/year
Edmonton Light Crude Oil	(Cdn$/Bbl)	69.60	83.00	91.40	93.90	96.30	2%/year
Edmonton Cond. &
Natural Gasolines	(Cdn$/Bbl)	71.60	85.00	93.50	96.00	98.50	2%/year
Edmonton Butane	(Cdn$/Bbl)	51.00	60.80	67.00	68.80	70.50	2%/year
Edmonton Propane	(Cdn$/Bbl)	44.10	50.80	55.10	56.90	58.40	2%/year
Netback Bitumen at
Fieldgate	(Cdn$/Bbl)	41.35	49.53	54.40	55.93	57.40	2%/year
Inflation Rate	(%/year)	2%	2%	2%	2%	2%	2%/year
Exchange Rate (1)	(US$/Cdn$)	0.85	0.85	0.90	0.95	1.00	1.00
(1) Exchange rates used to generate the benchmark reference prices in this table.

Paramount’s weighted average realized prices received for 2008 were $8.64/Mcf for natural gas, $95.76/Bbl for crude oil and $92.96/Bbl for NGLs.

Paramount’s realized natural gas price is based on prices received at the various markets in which it sells natural gas and is sold in a combination of daily and monthly contracts. The Company’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, Eastern Canadian markets, and California markets.

Paramount’s Canadian oil and NGLs sales portfolio primarily consist of sales priced relative to Edmonton Par, adjusted for transportation and quality differentials. The Company’s United States oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to West Texas Intermediate crude oil prices.

Reserves Reconciliation

The following table sets forth the reconciliation of Paramount's gross reserves by principal product type for the year ended December 31, 2008 using forecast prices and costs.

		Natural Gas		Light & Medium Crude Oil			Natural Gas Liquids
		(Bcf)			(MBbl)			(MBbl)
	Proved Probable		Total	Proved Probable		Total	Proved Probable		Total
Canada
January 1, 2008	118.8	73.2	192.0	2,606	1,672	4,278	871	388	1,259
Extensions and Discoveries	10.4	6.3	16.7	53	68	121	326	188	514
Technical revisions	(11.0)	(10.1)	(21.1)	400	(408)	(8)	89	(51)	38
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	(1.4)	(0.7)	(2.1)	-	-	-	(1)	-	(1)
Production	(21.6)	(0.9)	(22.5)	(613)	(1)	(614)	(247)	(2)	(250)
December 31, 2008	95.2	67.9	163.1	2,446	1,332	3,777	1,038	523	1,561

United States
January 1, 2008	0.6	0.2	0.8	2,663	880	3,543	40	14	54
Extensions and Discoveries	0.1	-	0.1	578	185	763	9	5	14
Technical revisions	0.2	(0.1)	0.1	(89)	(155)	(244)	35	2	37
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Production	(0.2)	-	(0.2)	(426)	(1)	(426)	(17)	-	(17)
December 31, 2008	0.6	0.2	0.8	2,726	910	3,636	67	21	88

Total Company
January 1, 2008	119.3	73.5	192.8	5,269	2,552	7,821	912	402	1,314
Extensions and Discoveries	10.5	6.4	16.9	631	253	884	336	193	528
Technical revisions	(10.8)	(10.2)	(21.0)	311	(562)	(251)	123	(49)	74
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	(1.4)	(0.7)	(2.1)	-	-	-	(1)	-	(1)
Production	(21.8)	(0.9)	(22.7)	(1,039)	(1)	(1,040)	(264)	(2)	(266)
December 31, 2008	95.8	68.1	163.9	5,172	2,241	7,413	1,106	543	1,649

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved

The following table summarizes the Company's gross proved undeveloped reserves for the three most recent financial years, using forecast prices and costs.

Product Type	2006	2007	2008
Natural Gas (Bcf)	22.7	14.7	3.9
Light and Medium Crude Oil (MBbl)	251	56	10
Natural Gas Liquids (MBbl)	46	50	-

Reserves are classified as proved undeveloped if they are expected to be recovered from new wells on previously undrilled acreage with untested reservoir characteristics, or they are reserves from existing wells that require major capital expenditures to bring them on production. Substantially all of the Company’s 2008 proved undeveloped reserves related to the Chain-Delia area in Southern, where the Company plans to develop reserves during the third quarter of 2009.

Probable

The following table summarizes the Company's gross probable undeveloped reserves for the three most recent financial years, using forecast prices and costs.

Product Type	2006	2007	2008
Natural Gas (Bcf)	36.0	21.9	21.7
Light and Medium Crude Oil (MBbl)	512	11	5
Natural Gas Liquids (MBbl)	221	(1)	-

Reserves are classified as probable undeveloped when analysis of drilling, geological, geophysical and engineering data does not demonstrate them to be proved under current technology and existing economic conditions; however, this analysis does suggest that there is a likelihood of their existence and future recovery. Paramount’s development plan for its probable undeveloped reserves includes a 2.7 Bcf natural gas and 5 Mbbls of oil development at Chain-Delia during the third quarter of 2009. Paramount currently does not have plans to develop the 19.0 Bcf of natural gas at Peerless Lake and Liard West in the next two years due to the higher risk profile of these properties compared to other development projects currently identified in the Company's portfolio of assets.

Future Development Costs

The following table provides the undiscounted estimated future development costs using forecast prices and costs deducted in the calculation of future net revenue.

		Future Development Costs (undiscounted, $ millions)
Reserve Category	2009E	2010E	2011E	2012E	2013E
Canada
Proved	30.4	8.3	-	0.1	-
Proved plus Probable	36.7	41.8	21.6	2.3	-
USA
Proved	-	-	-	-	-
Proved plus Probable	-	-	-	-	-

Paramount expects that funding for future development costs will come from the Company's working capital, cash flow, credit facilities, and, in some cases, equity or debt issues and the sale of non-core assets. Paramount does not anticipate that the costs of funding referred to above will materially affect the disclosed reserves and future net revenues of the Company or will make the development of any of the Company’s properties uneconomic.

Other Oil and Gas Information

Oil and Gas Properties and Wells

For a description of Paramount’s important properties, plants and facilities, see “NARRATIVE DESCRIPTION OF THE BUSINESS – MAJOR PROPERTIES”. As at December 31, 2008, Paramount had an interest in 1,598 gross (849.8 net) producing and non-producing oil and natural gas wells as follows:

	Producing		Non-producing (1)
	Gross (2)	Net (3)	Gross (2)	Net (3)
Crude oil wells
Alberta	133	62.0	56	24.7
British Columbia	–	–	2	0.8
Northwest Territories	8	7.2	14	11.5
Montana	27	18.2	5	2.4
North Dakota	59	37.2	11	8.6
Subtotal	227	124.6	88	48.0
Natural gas wells
Alberta	781	409.0	340	200.6
British Columbia	30	8.3	33	21.7
Saskatchewan	4	–	4	4.0
Northwest Territories	11	9.8	35	19.8
Montana	29	2.7	8	0.5
Other	–	–	8	0.8
Subtotal	855	429.8	428	247.4
Total	1,082	554.4	516	295.4

(1)

“Non-producing” wells are wells which Paramount considers capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2)	“Gross” wells means the number of wells in which Paramount has a working interest or royalty interest.
(3)	“Net” wells means Paramount’s gross wells multiplied by Paramount's percentage working interest therein.

Properties With and Without Attributed Reserves

The following table sets forth Paramount’s land position at December 31, 2008. The Company's holdings at December 31, 2008, totaled approximately 2,351,885 gross acres, (1,540,127 net acres). Approximately 75 percent of the Company's gross land holdings are considered undeveloped and approximately 72 percent of the undeveloped land is located in Alberta.

	Acreage Assigned Reserves		Undeveloped Land
	Gross (1)	Net (2)	Gross (1)	Net (2)
Alberta	502,484	257,647	1,269,427	862,489
British Columbia	37,479	15,723	225,930	187,899
Northwest Territories	36,177	29,617	133,989	76,070
Montana	6,418	4,086	42,720	15,150
North Dakota	13,847	12,039	72,858	72,695
Other	1,926	-	8,630	6,712
Total	598,331	319,112	1,753,554	1,221,015

(1)	“Gross” acres means the total acreage in which Paramount has working interests or royalty interests.
(2)	“Net” acres means Paramount’s gross working interest acres multiplied by Paramount’s working interest therein.

As of December 31, 2008, Paramount had approximately 303,829 gross acres (186,357 net acres) of undeveloped lands due to expire in 2009. Of the total, approximately 299,714 gross acres (183,318 net acres) are in Canada, with the remainder in the United States.

Paramount’s land position includes 174,040 acres of oil sands leases which are prospective for production from the oil sands or carbonate bitumen trends. See “RESOURCES AND RELATED INFORMATION.”

Forward Contracts

The nature of Paramount's operations results in exposure to fluctuations in commodity prices, currency exchange rates and interest rates. Paramount monitors and, when appropriate, utilizes derivative financial instruments and/or physical delivery contracts to hedge its exposure to these risks. Paramount’s financial contracts and/or future commitments are disclosed in its audited consolidated financial statements as at and for the year ended December 31, 2008 which can be found under the Company’s profile on the SEDAR website at www.sedar.com.

As part of normal business operations, Paramount has entered into a number of short-term and long-term pipeline transportation commitments. Paramount generally enters into firm pipeline capacity commitments for its natural gas production as opposed to interruptible service. The Company closely monitors the daily production from all of its plants to ensure that contractual obligations are met. After balancing contractual obligations, natural gas sales are directed to the highest netback market.

At December 31, 2008, Paramount had long-term natural gas transportation commitments to deliver 19,592 MMBtu/d until 2023 to the Malin delivery point in California. The tariff rate for this commitment is adjusted annually and was $0.60/MMBtu as of December 31, 2008. This long-term transportation commitment exceeds Paramount’s expected future natural gas production of its proved reserves based on the December 31, 2008 McDaniel Report using forecast prices and costs, by up to 18 MMbtu/d by 2023. Paramount expects to fulfill its pipeline commitments through its ongoing exploration and development activities; however, the Company could experience a financial loss and operations could be adversely affected if Paramount is unable to fulfill its long-term natural gas transportation commitments. Additional disclosure related to such transportation commitments can be found in the Company’s Management’s Discussion and Analysis, which can be found under the Company’s profile on the SEDAR website at www.sedar.com.

Abandonment and Reclamation Costs

Abandonment and reclamation costs are estimated by Paramount taking into consideration the costs associated with remediation, decommissioning, abandonment and reclamation, as well as the salvage values of existing equipment. These costs are adjusted to reflect working interests held, and are time discounted in accordance with the requirements of NI 51-101. Costs and salvage values are attributed individually to particular assets and aggregated to determine total liability. In estimating these costs and salvage values, reference is made to historical costs and values, internal estimates, third party environmental reports, and publications including the Energy Resources Conservation Board (Alberta) Directives 006 and 011, as well as the Material Price Catalogue (published annually by the Petroleum Accountants Society of Canada). If these third party estimates are believed to be low, higher internally generated estimates are used, based on previous experience including internal expenditures and spill reports.

As at December 31, 2008, the Company had approximately 1,520 net wells, including service wells, for which abandonment and reclamation costs are expected to be incurred.

The Company's estimates of abandonment and reclamation costs, net of estimated salvage value, for surface leases, wells, facilities, pipelines, and roads undiscounted and discounted at 10 percent, are $177.9 million and $70.4 million, respectively. The future net revenue disclosed in this annual information form does not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The McDaniel Report deducted $40.7 million (undiscounted) and $16.6 million (10 percent discount) for downhole abandonment costs for wells only (forecast prices and costs case).

It is not expected that any material amounts with respect to abandonment and reclamation costs will be incurred in the next three years.

Tax Horizon

Based on the current tax regime, and the Company's available tax pools and anticipated level of operations, Paramount does not expect to be cash taxable in the near future.

Costs Incurred

The following table summarizes, for the periods indicated, the costs incurred by Paramount for property acquisitions and exploration and development costs.

Cost Type (1)
($ millions)	2008	Q4	Q3	Q2	Q1
Acquisitions (corporate and property)
Proved properties	0.3	–	–	0.3	–
Unproved properties	22.4	12.3	1.2	6.6	2.3
Exploration	30.4	8.1	4.8	(0.4)	17.9
Development (including facilities)	135.8	55.0	26.5	9.3	45.0
Total (2)	188.9	75.4	32.5	15.8	65.2

(1)	Excludes corporate asset capital expenditures (e.g. computer hardware, furniture and fixtures, etc.), and drilling rig capital expenditures.
(2)

Of the annual cost incurred, $70.0 million was spent in the Company’s United States operations ($3.0 million on unproved properties, $6.4 million on exploration, and $60.6 million on development (including facilities)).

Exploration and Development Activities

The following table summarizes the results of Paramount's drilling activity for the year ended December 31, 2008. The working interest in certain of these wells may change after payout.

	Gross (1)	Net (2)
Development Wells (3)(4)
Gas	27	10.1
Oil	21	15.3
Service	-	-
Dry	1	0.6
Oilsands evaluation	-	-
Subtotal	49	26.0
Exploratory Wells (4)(5)
Gas	16	9.7
Oil	4	1.2
Dry	2	1.5
Subtotal	22	12.4
Total Wells	71	38.4

(1)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest.
(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount's percentage working interest therein.
(3)	“Development” well is a well drilled within or in close proximity to a discovered pool of petroleum or natural gas.
(4)	Includes 11 gross (7.8 net) oil development wells and 5 gross (4.9 net) oil exploratory wells drilled in the United States by Paramount.
(5)

“Exploratory” well is a well drilled either in search of a new and as yet undiscovered pool of petroleum or natural gas or with the expectation of significantly extending the limit of a pool that is partly discovered.

Paramount's 2009 exploration and development budget is $90 million, excluding land purchases. The 2009 budget will focus on the development of deep gas opportunities in the Kaybob area, and exploration and facility development in Grande Prairie. The exploration and development budget also includes an allocation to maintain coal bed methane production at Chain. In addition to the exploration and development budget, the Company has budgeted $2.0 million for further oil sands delineation wells in the Hoole area and $8.0 million for the completion of the third drilling rig. The Company has flexibility within its current capital plan to increase or decrease spending, depending upon future economic conditions.

Production Estimates

The following table summarizes the total estimated production for 2009 from the McDaniel Report using forecast prices and costs. The forecast prices used are derived from the McDaniel Report and are outlined above.

	Estimated Production (Gross) (1)
	Proved	Probable
Canada
Natural Gas (MMcf)	19,775	2,260
Light and Medium Crude Oil (MBbl)	661	60
Natural Gas Liquids (MBbl)	295	26
Total Canada (MBoe)	4,251	462
USA
Natural Gas (MMcf)	146	11
Light and Medium Crude Oil (MBbl)	438	24
Natural Gas Liquids (MBbl)	15	1
Total USA (MBoe)	477	27
Total Production (MBoe)	4,728	489
(1) “Gross” production represents Company working interest before deduction of royalties.

Production History

The following table summarizes daily sales volume results for Paramount before the deduction of royalties on a quarterly and annual basis for 2008 (1).

	2008	Q4	Q3	Q2	Q1
SALES - Canada
Natural Gas (MMcf/d)	60.6	53.0	56.9	67.3	65.4
Light and Medium Crude Oil (Bbl/d)	1,630	1,457	1,669	1,635	1,783
Natural Gas Liquids (Bbl/d)	770	599	740	820	899
SALES - United States
Natural Gas (MMcf/d)	0.4	0.4	0.4	0.4	0.4
Light and Medium Crude Oil (Bbl/d)	1,135	1,129	1,207	1,102	1,086
Natural Gas Liquids (Bbl/d)	59	113	41	54	43
SALES - Total
Natural Gas (MMcf/d)	61.0	53.4	57.3	67.7	65.8
Light and Medium Crude Oil (Bbl/d)	2,765	2,586	2,876	2,737	2,869
Natural Gas Liquids (Bbl/d)	829	712	781	874	942

(1)	As required by NI 51-101, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

The following table summarizes Paramount’s average netbacks, by product, on a quarterly and annual basis for 2008.

				Netback – 2008 (1)
		2008	Q4	Q3	Q2	Q1

Natural gas ($/Mcf)
Revenue (2)		8.64	7.43	8.65	10.54	7.68
Royalties		(1.24)	(0.89)	(1.01)	(1.52)	(1.45)
Operating expense (3)		(2.45)	(3.01)	(1.73)	(1.86)	(3.36)
Transportation		(0.62)	(0.69)	(0.65)	(0.55)	(0.59)
Netback		4.33	2.84	5.26	6.61	2.28
Settlements of financial commodity contracts		0.13	2.89	(0.84)	(1.11)	–
Netback including settlements of financial
commodity contracts		4.46	5.73	4.42	5.50	2.28

Conventional oil ($/Bbl)
Revenue		95.76	59.84	114.10	117.09	89.56
Royalties		(14.15)	(8.63)	(17.30)	(18.56)	(11.79)
Operating expense (3)		(10.86)	(10.24)	(7.32)	(10.52)	(12.84)
Production tax		(2.81)	(2.46)	(3.35)	(3.07)	(2.38)
Transportation		(1.53)	(2.11)	(1.58)	(1.13)	(1.36)
Netback		66.41	36.40	84.55	83.81	61.19
Settlements of financial commodity contracts		14.30	118.64	(20.58)	(24.34)	(8.49)
Netback including settlements of financial
commodity contracts		80.71	155.04	63.97	59.47	52.70

Natural gas liquids ($/Bbl)
Revenue		92.96	60.79	107.27	110.73	89.05
Royalties		(19.23)	(8.80)	(30.28)	(19.03)	(18.16)
Operating expense (3)		(11.25)	(11.40)	(9.75)	(12.56)	(9.30)
Production tax		(0.91)	(0.90)	(0.42)	(0.47)	(0.29)
Transportation		(1.40)	(2.11)	(1.68)	(0.07)	(1.78)
Netback		60.17	37.58	65.14	78.60	59.52
(1) United States operations included in the table were:
($/boe)	2008	Q4	Q3	Q2	Q1
Revenue	87.86	55.78	104.94	107.97	84.00
Royalties	(13.37)	(8.08)	(15.33)	(15.81)	(14.62)
Operating expense	(15.47)	(19.67)	(13.73)	(15.59)	(12.56)
Production tax	(6.88)	(6.28)	(7.63)	(7.98)	(5.63)
Transportation	-	-	-	-	-
Netback	52.14	21.75	68.25	68.59	51.19

(2)	As required by NI 51-101, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.
(3)	Operating costs include all costs related to the operation of wells, facilities and gathering systems. Processing revenue has been deducted from these costs.

The following table summarizes sales volumes by Paramount's COU’s for the year ended December 31, 2008.

		Light and Medium
	Natural Gas	Crude Oil	Natural Gas Liquids
	(MMcf)	(MBbl)	(MBbl)
Kaybob	6,655	26	185
Grande Prairie	3,543	163	67
Northern	6,651	268	12
Southern	5,160	555	38
Other	325	-	1
Total	22,334	1,012	303

RESOURCES AND RELATED INFORMATION

Paramount retained McDaniel to evaluate and prepare reports on 100 percent of its oil sands resources in the Hoole area of Alberta, covering approximately 48 continuous sections (30,680 acres) situated within the western part of the Athabasca Oil Sands region (the “Hoole Oil Sands”). At the time of the evaluation, Paramount had drilled seven oil sands evaluation wells at Hoole over the past five years to evaluate the Wabiskaw and Grand Rapids formations. In connection with the evaluation, over 190 other wells (including the seven wells drilled by Paramount), located on both Paramount’s acreage and on third party oil sands acreage in proximity to the Hoole Oil Sands Properties, were examined by McDaniel to evaluate the reservoir formation and bitumen recovery. The McDaniel evaluation was prepared with an effective date of August 1, 2008, in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and the resource definitions contained in NI 51-101, and was based on McDaniel’s forecast prices and costs as of July 1, 2008.

At year end, Paramount retained McDaniel to prepare a sensitivity analysis of the present net worth values of the Hoole Oil Sands using August 1, 2008 estimated resource volumes and McDaniel’s December 31, 2008 forecast prices. The following tables set forth the results of the McDaniel’s estimated resource volumes and estimated initial and fully developed production from the Hoole Oil Sands as at August 1, 2008, and estimated present worth values of the Hoole Oil Sands as at December 31, 2008. Columns and rows may not add in the following tables due to rounding.

All evaluations of and sensitivity analysis related to future net revenue are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures. Royalties have been calculated based on Alberta’s New Royalty Framework which came into effect on January 1, 2009. It should not be assumed that the estimated future net revenues shown below are representative of the fair market value of Paramount’s Hoole Oil Sands. There is no assurance that such price and cost assumptions will be attained and variances could be material. The bitumen recovery and resource estimates provided herein are estimates only. There is no certainty that it will be commercially viable to produce any portion of the resources and there is no guarantee that the estimated resources or any resources will be recovered. Actual resources may be greater than or less than the estimates provided herein.

Resources Information

The following table summarizes Paramount’s Hoole Oil Sands resources evaluated by McDaniel with an effective date of August 1, 2008, based on McDaniel’s forecast prices and costs as of July 1, 2008, and the estimated initial and fully developed production from the Hoole Oil Sands.

			Fully
	Contingent	Initial	Developed
	Resources(1)(2)	Production(3)	Production(3)
Category / Level of Certainty(4)	(MBbl)	(Bbl/d)	(Bbl/d)
High Estimate	645,033	30,000	70,500
Best Estimate	458,229	20,000	50,000
Low Estimate	294,449	15,000	32,250

(1)	Represents the Company’s share of recoverable volumes before deduction of royalties.
(2)

Contingent resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans. Contingent bitumen resources were determined based on exploitation using a conventional Steam-Assisted Gravity Drainage development scenario.

(3)	These estimates assume that initial production will commence in 2012 and fully developed production will be reached in 2013.
(4)

It should be noted that there may be significant risk that Contingent Resources will not achieve commercial production, however a range of potentially recoverable quantities is presented independent of such risk. A low estimate indicates a conservative estimate. It is likely that the actual remaining quantities recovered will exceed the low estimate. A best estimate indicates a most likely estimate. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. A high estimate indicates an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate.

Net Present Value of Future Net Revenue – Forecast Prices and Costs

The following sensitivity table summarizes the net present values of future net revenue attributable to Paramount’s Hoole Oil Sands resources evaluated by McDaniel effective August 1, 2008 and updated for McDaniel’s December 31, 2008 forecast prices (see “RESERVES AND OTHER OIL AND GAS INFORMATION” for McDaniel’s December 31, 2008 forecast prices). The net present values are reported before income tax and have been discounted using rates of 0 percent, 5 percent, 10 percent, 15 percent and 20 percent as well as on a net unit value basis at a discount rate of 10 percent before income taxes. Future Net Revenue does not represent fair market value.

	Net Present Value of Future Net Revenue(1) ($millions)
						NPV (1) Discounted
		Before Income Tax (discounted at)				at 10%
Category / Level of Certainty (2)	0%	5%	10%	15%	20%	($/Bbl)
High Estimate	13,966	5,580	2,434	1,089	451	3.77
Best Estimate	8,710	3,383	1,378	528	133	3.01
Low Estimate	4,631	1,677	581	127	(75)	1.97

(1)	All net present values are calculated assuming exploitation using a Steam-Assisted Gravity Drainage development scenario and natural gas is used as a fuel for steam generation.
(2)

It should be noted that there may be significant risk that Contingent Resources will not achieve commercial production, however a range of net present values of future net revenue is presented independent of such risk. A low estimate indicates a conservative estimate. It is likely that the actual remaining quantities recovered will exceed the low estimate. A best estimate indicates a most likely estimate. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. A high estimate indicates an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate.

Future Net Revenue – Forecast Prices and Costs

The following sensitivity table summarizes the total undiscounted future net revenue attributed to Paramount’s Hoole Oil Sands resources evaluated by McDaniel effective August 1, 2008 and updated for McDaniel’s December 31, 2008 forecast prices.

($ millions)	Low Estimate (1)	Best Estimate (1)	High Estimate (1)
Future Revenue	21,431	33,392	47,262
Royalties	3,296	5,992	9,412
Operating Costs	8,223	11,192	13,857
Development Costs	5,200	7,374	9,841
Well Abandonment Costs	80	125	186
Future Net Revenue Before Income Tax	4,631	8,710	13,966

(1)

It should be noted that there may be significant risk that Contingent Resources will not achieve commercial production, however a range of future net revenue is presented independent of such risk. A low estimate indicates a conservative estimate. It is likely that the actual remaining quantities recovered will exceed the low estimate. A best estimate indicates a most likely estimate. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. A high estimate indicates an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate.

Oil Sands Development

The Company has extensive non-producing oil sands leases that are prospective for in situ oil sands recovery projects.

Paramount did not drill any evaluation wells at Hoole between August 1, 2008 and December 31, 2008. Since January 1, 2009, Paramount has drilled an additional seven oil sands evaluation wells to further delineate the reservoir and contingent resources of bitumen in the Grand Rapids formation. The Company currently does not plan to drill any further oil sands evaluation wells this year.

In addition to the Hoole area, Paramount owns another 224 sections (143,360 acres) of oil sands leases within the Athabasca Oil Sands region, the majority of which are prospective for bitumen from the Grosmont formation in the Carbonate Bitumen Trend. These leases have not been independently evaluated.

GENERAL

Competitive Conditions

Competitive conditions affecting Paramount are described under the section “RISK FACTORS” of this annual information form.

Employees

At December 31, 2008, Paramount had 135 full-time head office employees and 56 full-time employees at field locations. The Company also engages a number of contractors and service providers. Paramount’s compensation of full-time employees includes a combination of salary, cash and/or stock bonuses, benefits and participation in either a stock-based compensation plan or a Company-assisted share purchase savings plan. Amounts contributed by Paramount are utilized by the plan trustee to purchase shares of the Company under the stock incentive plan and savings plan.

Environmental Protection

The oil and natural gas industry is governed by environmental requirements under both Canadian federal, provincial and municipal, and United States federal, state and county laws, regulations and guidelines, which restrict and/or prohibit the release of emissions or pollutants and regulate the storage, handling, transportation and disposal of various substances produced or utilized in association with oil and gas industry operations.

The tenet of Paramount’s environmental policy is to protect the environment, maintain public health and safety, and comply with all applicable environmental laws, regulations and standards. Paramount will do all that it reasonably can to ensure that sound environmental, health and safety practices are followed in all of its operations and activities.

Paramount’s environmental, health and safety programs are guided by a committee of the board of directors, comprised of three non-management directors of the Company, to ensure that this policy is supported. These programs apply to all employees of Paramount. The Company monitors all activities and makes reasonable efforts to ensure that companies who provide services to Paramount will operate in a manner consistent with its environmental policy. (See “RISK FACTORS”).

See “OTHER OIL AND GAS INFORMATION – ABANDONMENT AND RECLAMATION COSTS” for the Company's estimates of its abandonment and reclamation costs.

DIRECTORS AND OFFICERS

The following information is provided for each director and executive officer of Paramount as at the date of this annual information form:

DIRECTORS
Director
Name and Municipality of Residence	Since	Principal Occupation for Past Five Years
Clayton H. Riddell(1)(6)	1978	Chairman of the Board and Chief Executive
Calgary, Alberta, Canada		Officer of Paramount

James H.T. Riddell(2)(6)	2000	President and Chief Operating Officer of
Calgary, Alberta, Canada		Paramount

John C. Gorman(3)(4)	2002	Retired
Calgary, Alberta, Canada

Dirk Jungé, C.F.A.(4)	2000	Chairman & Chief Executive Officer, Pitcairn
Bryn Athyn, Pennsylvania, United States		Trust Company (a private trust company)

David M. Knott	1998	Managing General Partner, Knott Partners, L.P.
Syosset, New York, United States		(an investment firm)

Wallace B. MacInnes, Q.C.(1)(3)(4)(5)	1978	Retired. Previously, Counsel to Gowling Lafleur
Calgary, Alberta, Canada		Henderson LLP (a national law firm)

Violet S.A. Riddell	1978	Business Executive
Calgary, Alberta, Canada

Susan L. Riddell Rose	2000	President and Chief Executive Officer of
Calgary, Alberta, Canada		Paramount Energy Operating Corp., a wholly-
		owned subsidiary of Paramount Energy Trust (a
		public energy trust)

John B. Roy(1)(3)(4)(5)	1981	Independent Businessman. Previously, an
Calgary, Alberta, Canada		Investment Banker

Alistair S. Thomson(3)(4)	1992	Retired. Previously, President, Touche Thomson
Sidney, British Columbia, Canada		& Yeoman Investment Consultants Ltd. (a
		private investment firm)

Bernhard M. Wylie(5)	1978	Business Executive
Calgary, Alberta, Canada

Notes:

(1)	Member of the Compensation Committee of Paramount's board.
(2)	Mr. Riddell was a director of Jurassic Oil and Gas Ltd. (“Jurassic”), a private oil and gas company, within one year of such company becoming bankrupt. Jurassic's bankruptcy was subsequently annulled.
(3)	Member of the Audit Committee of Paramount's board.
(4)	Member of the Corporate Governance Committee of Paramount's board.
(5)	Member of the Environmental, Health and Safety Committee of Paramount's board.
(6)

Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with the general partner and administrator of Trilogy and with MGM Energy. Substantial time is devoted to their offices in Trilogy and MGM Energy, however, they are not paid a salary by Trilogy or MGM Energy therefore such offices are not considered their principal occupation.

EXECUTIVE OFFICERS

Name and Municipality of
Residence	Office	Principal Occupation for Past Five Years
Clayton H. Riddell(1)	Chief Executive Officer	Chairman of the Board and Chief Executive
Calgary, Alberta, Canada		Officer of Paramount

James H.T. Riddell(1)	President and Chief	President and Chief Operating Officer of
Calgary, Alberta, Canada	Operating Officer	Paramount

Bernard K. Lee	Chief Financial Officer	Chief Financial Officer of Paramount
Calgary, Alberta, Canada

E. Mitchell Shier(2)	General Counsel and	General Counsel and Corporate Secretary,
Calgary, Alberta, Canada	Corporate Secretary,	Manager, Land of Paramount. From 2002 until
	Manager, Land	January 2009, Mr. Shier practiced oil and gas and
commercial law as a partner with Heenan Blaikie,
(a national law firm) and remains counsel to that
firm

Note:

(1)

Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with the general partner and administrator of Trilogy and with MGM Energy. Substantial time is devoted to their offices in Trilogy and MGM Energy, however, they are not paid a salary by Trilogy or MGM Energy therefore such offices are not considered their principal occupation.

(2)	Prior to Mr. Shier’s appointment, Mr. Charles E. Morin held the position of General Counsel and Corporate Secretary, Manager Land.

As at December 31, 2008, the directors and executive officers of the Company as a group beneficially owned or controlled, directly or indirectly, 38,055,617 Common Shares, representing approximately 57.0 percent of the 66,740,824 Common Shares outstanding at such date. This calculation excludes 1,352,000 Common Shares held by the Riddell Family Charitable Foundation.

Certain directors and officers of Paramount are also directors and/or officers and/or significant shareholders of other companies or entities engaged in the oil and gas business generally and which, in certain cases, own interests in oil and gas properties in which Paramount holds, or may in the future, hold an interest. As a result, situations may arise where such individuals have a conflict of interest. Such conflicts of interest will be resolved in accordance with Paramount's governing corporate statute, the Business Corporations Act (Alberta), and Paramount's internal policies respecting conflicts of interest. The Business Corporations Act (Alberta) requires that a director or officer of a corporation who is party to a material contract or proposed material contract with the corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation, disclose in writing to the corporation or request to have entered into the minutes of meetings of directors the nature and extent of the director's or officer's interest; and, if a director, that he or she not vote on any resolution to approve the contract, except in certain circumstances. The Business Corporations Act (Alberta) also requires that a corporation's directors and officers act honestly and in good faith with a view to the best interest of the corporation. Paramount's internal policies respecting conflicts of interest require that directors and officers of Paramount avoid putting themselves in a conflict of interest position and, if such a position arises, that disclosure of such position be made so that Paramount can approve or disapprove such position, with disapproved conflict of interest positions requiring immediate cessation by the director or officer.

Additionally, certain conflicts of interest could arise as a result of the relationships between Paramount and Trilogy. The directors and officers of Paramount and Trilogy Energy Ltd. have fiduciary duties to manage Paramount and Trilogy Energy Ltd., respectively, in a manner beneficial to Paramount and Trilogy Energy Ltd., respectively. Trilogy Energy Ltd., as administrator of Trilogy, has a duty to administer the affairs of Trilogy with a view to the best interests of Trilogy, and as the general partner of Trilogy’s partnership, Trilogy Energy Ltd. has a fiduciary duty to manage the partnership in a manner beneficial to all the partners of the partnership, including Trilogy Holding Trust and indirectly, Trilogy. The duties of the directors and officers of Trilogy Energy Ltd. and Paramount to those entities may come into conflict with the interests of Paramount’s shareholders.

The following individuals hold director and/or officer positions in both Paramount and Trilogy Energy Ltd.:

Individual	Paramount	Trilogy Energy Ltd.
Clayton H. Riddell	Director, Chairman of the Board and Chief	Director and Chairman of the Board
Executive Officer

James H.T. Riddell	Director, President and Chief Operating	Director, President and Chief Executive
	Officer	Officer

E. Mitchell Shier	General Counsel and Corporate Secretary,	Director
Manager, Land

Certain conflicts of interest could also arise as a result of the relationship between Paramount and MGM Energy. The directors and officers of Paramount and MGM Energy have fiduciary duties to manage Paramount and MGM Energy, respectively, in a manner beneficial to Paramount and MGM Energy, respectively. The duties of the directors and officers of MGM Energy and Paramount to those entities may come into conflict with the interests of Paramount’s shareholders.

The following individuals hold director and/or officer positions in both Paramount and MGM Energy:

Individual	Paramount	MGM Energy
Clayton H. Riddell	Director, Chairman of the Board and Chief	Director and Chief Executive Officer
Executive Officer

James H.T. Riddell	Director, President and Chief Operating	Director and Executive Chairman
Officer

From 1992 to 2008, Paramount was the general partner of T.T.Y. Paramount Partnership No. 5 (“TTY”), a limited partnership which was an unlisted reporting issuer in certain provinces of Canada. TTY was established in 1980 to conduct oil and gas exploration and development activities, but had not carried on operations since 1984 and had only nominal assets. A cease trade order against TTY was issued by the Quebec Securities Commission in 1999 for failing to file its June 30, 1998 financial statements in Quebec. The cease trade order was revoked on April 9, 2008. TTY was dissolved on July 21, 2008.

AUDIT COMMITTEE INFORMATION

The full text of the audit committee's charter is included in APPENDIX D of this annual information form.

Composition of the Audit Committee

The audit committee consists of four members, all of whom are independent and financially literate. The relevant education and experience of each audit committee member is outlined below:

J. C. Gorman

Mr. Gorman has been a director of the Company since 2002. Prior to his retirement in 2000, he was the President and CEO of an energy trading, marketing and financial services company from 1996 to 2000 and a corporate banker with the Bank of Montreal (a Canadian chartered bank) from 1972 to 1996, retiring as Senior Vice President, Natural Resources Group. Mr. Gorman obtained a Bachelor of Arts degree from the University of Ottawa and a Master of Business Administration degree from the University of Western Ontario.

W. B. MacInnes

Mr. MacInnes has been a director of the Company since 1978. From 2001 to 2004 he was counsel to Gowling Lafleur Henderson LLP (a national law firm). Prior thereto he was a partner with, and counsel to, Ballem MacInnes LLP (a Calgary law firm). Mr. MacInnes graduated from the University of Manitoba with a Bachelor of Laws (Honours) degree and is a member of the Canadian Bar Association.

J.B. Roy

Mr. Roy has been a director of the Company since 1981. He is an independent businessman. Prior to December 1, 2003, he served as the Vice-President and Director, Investment Banking of Jennings Capital Inc. (a private investment banking firm). From 1970 to 1996, he held various positions at Greenshields Incorporated and its successor, Richardson Greenshields of Canada Ltd. (a private investment banking firm). Mr. Roy graduated from Queen's University with a Bachelor of Science degree in Mechanical Engineering and received a Diploma in Management from McGill University. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

A. S. Thomson

Mr. Thomson has been a director of the Company since 1992. He is a retired businessman. Prior to his retirement, Mr. Thomsom was the President of Touche Thomson & Yeoman Investment Consultants Ltd. (a private investment firm), which primarily advised clients on investments in the Canadian oil and gas industry, a position he held since 1975. Mr. Thomson graduated from the University of St. Andrews, Scotland, with a Master of Arts (Honours) degree in Political Economy and Geography. He is a past President of both the Alberta Society of Financial Analysts and the Economics Society of Alberta.

Pre-Approval Policies and Procedures

The Company's audit committee has adopted a policy with respect to the pre-approval of audit and permitted non-audit services to be provided by its independent auditor (the “Policy”). The audit committee has identified certain services that have been granted pre-approval and which the independent auditors may provide. The Policy also establishes procedures by which non-prohibited audit and non-audit services proposed to be performed by the Company’s independent auditors may be pre-approved.

The audit committee has delegated authority to the Chairman of the audit committee to pre-approve the provision of non-prohibited audit and non-audit services by the independent auditor that have not otherwise been pre-approved by the full audit committee, including the fees and terms of the proposed services (“Delegated Authority”). All pre-approvals granted pursuant to Delegated Authority must be presented by the Chairman of the audit committee to the full audit committee at its next meeting.

All fees payable in connection with services provided by the independent auditor must be pre-approved by either the audit committee or pursuant to Delegated Authority.

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by Ernst & Young LLP in respect of financial years ended December 31, 2008 and December 31, 2007:

($ thousands)	2008	2007
Audit Fees (1)	394	694
Audit-Related Fees (2)	139	73
Tax Fees (3)	60	-
All Other Fees (4)	40	5
Total	633	772

(1)	Represents the aggregate fees billed by the Company’s auditors for audit services.
(2)

Represents the aggregate fees billed for assurance and related services by the Corporation’s auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not included under “Audit Fees” and are primarily composed of International Financial Reporting Standards related services.

(3)	Represents the aggregate fees billed for professional services rendered by the Company’s auditors for tax compliance, tax advice and tax planning.
(4)	Represents the aggregate fees billed for products and services provided by the Company’s auditors other than those services reported under “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital as of the date hereof consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2008, 66,740,824 Common Shares were issued and outstanding and no preferred shares were issued and outstanding.

Common Shares

The holders of the Common Shares are entitled to receive dividends if, as and when declared by the board of directors of the Company. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company. Holders of the Common Shares are entitled to one (1) vote in respect of each Common Share held at all meetings of the shareholders of the Company (except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series at such meeting) provided that if the Company fails to pay the full amount of any dividend declared by the board of directors of the Company on the Common Shares on the date specified for payment of such dividend, then, for so long as any dividends remain in arrears on the Common Shares, the holders of the Common Shares shall be entitled to two (2) votes in respect of each Common Share held at all meetings of the shareholders of the Company. In the event of liquidation, dissolution or winding up of the Company or other distributions of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will be entitled, subject to preferences accorded to holders of any class or series of preferred shares, to participate ratably in any distribution of the assets of the Company.

Preferred Shares, Issuable in Series

Preferred shares are non-voting and may be issued in one or more series. The board of directors may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. As of December 31, 2008, no preferred shares were issued and outstanding.

CREDIT RATINGS

The following table outlines the ratings of the Company and its debt securities as of December 31, 2008.

	Standard & Poor’s Ratings	Moody’s Investors Service
	Services (“S&P”)	(“Moody’s”)
Long-Term/Issuer Rating	B	Caa1
2013 Notes	B	Caa1
Outlook	Stable	Stable

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of ‘B’ by S&P is the sixth highest of ten categories. An obligor rated 'B' is more vulnerable to nonpayment than the obligors rated 'BB', but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of ‘Caa’ by Moody’s is the seventh highest of nine categories and is assigned to debt securities which are judged to be of poor standing and are subject to very high credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

MARKET FOR SECURITIES

The Common Shares of Paramount are listed on the TSX under the trading symbol “POU”. The following table outlines the share price trading range and volume of shares traded by month in 2008.

Price Range
($ per share)

2008	High	Low	Trading Volume
January	17.33	12.04	4,035,100
February	18.37	14.65	3,089,115
March	17.81	14.52	4,466,357
April	19.67	14.64	3,491,935
May	20.20	15.85	5,119,991
June	22.30	16.66	9,540,804
July	21.21	15.16	5,443,064
August	16.52	14.80	2,843,858
September	15.26	11.13	4,930,433
October	12.46	7.80	7,963,182
November	9.88	6.98	3,476,868
December	8.29	6.01	3,583,838

			DIVIDENDS

Paramount has not paid a cash dividend in the last three fiscal years. Future payments will be dependent upon the financial requirements of the Company to reinvest earnings, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate.

LEGAL PROCEEDINGS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in Paramount's favour, the Company does not currently believe that the outcome of any pending or threatened proceedings related to these matters, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

RISK FACTORS

Below are certain risk factors related to Paramount which you should carefully consider. If any event arising from these risk factors occurs, the Company’s business, prospects, financial condition, results of operation or cash flows could be materially adversely affected.

Oil and natural gas prices are volatile and low prices will adversely affect Paramount's business.

Fluctuations in the prices of oil and natural gas will affect many aspects of Paramount's business, including:

§	Paramount's revenues, cash flows and earnings;
§	Paramount's ability to attract capital to finance its operations;
§	Paramount's cost of capital;
§	the amount Paramount is allowed to borrow under its senior credit facility; and
§	the value of Paramount's oil and natural gas properties.

Both oil and natural gas prices are extremely volatile. Oil and natural gas prices have declined sharply since the summer of 2008, have fluctuated widely during recent years and are likely to continue to be volatile in the future. Oil and natural gas prices may fluctuate in response to a variety of factors beyond Paramount's control, including:

§	global and domestic economic and market conditions;
§	global energy policy, including the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices for oil;
§	geopolitical conditions;
§	the production and storage levels of North American oil and natural gas;
§	weather conditions;
§	the supply and price of imported oil and liquefied natural gas;
§	the level of consumer and industrial demand;
§	the price and availability of alternative fuels;
§	the proximity of reserves to, and capacity of, transportation facilities;
§	the effect of world-wide energy conservation and fuel switching measures, driven in part by international and national actions to reduce greenhouse gas emissions; and
§	government regulations.

Paramount's operations are highly focused on natural gas. Any material decline in natural gas prices could result in a significant reduction of Paramount's production revenue and overall value. Any material decline in oil prices could also result in a reduction of Paramount's production revenue and overall value.

The economics of producing from some oil and natural gas wells could change as a result of lower prices. As a result, Paramount could elect not to produce from certain wells. Any material decline in oil and/or natural gas prices could also result in a reduction in Paramount's oil and natural gas acquisition and development activities.

Any substantial and extended weakness in the price of oil or natural gas would have an adverse effect, possibly significant, on Paramount's operating results and Paramount's borrowing capacity because borrowings under Paramount's senior credit facility are limited to a borrowing base amount that is established periodically by the lenders. This borrowing base amount is based on the lenders' estimate of the present value of the future net cash flow from Paramount's oil and natural gas properties.

Drilling activities.

Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered and that Paramount will not recover all or any portion of its investment. Without successful exploration, exploitation or development activities, Paramount's reserves, revenues and cash flow will decline. If Paramount is unable to increase its reserves, the Company’s business will be adversely affected because it will eventually deplete its reserves. Paramount cannot assure you that it will be able to find and develop additional reserves at an acceptable cost or at all.

The cost of drilling, completing and operating wells is often uncertain. The Company may experience unexpected cost increases, overruns, and delays in project completion. Paramount's drilling operations could be curtailed, delayed or cancelled as a result of numerous factors, many of which are beyond its control, including:

§	weather conditions;
§	required compliance with governmental laws and regulations;
§

the ability to obtain stakeholder support and approvals, including local community support and obtaining and maintaining regulatory approvals and licenses to explore, develop and produce from the Company’s mineral leases; and

§	shortages or delays in the delivery of equipment and services.

Dependence on certain senior officers.

Paramount is highly dependent on its Chief Executive Officer and its President and Chief Operating Officer. The loss of either of these officers could impede the achievement of Paramount's objectives and could adversely affect Paramount's business and results of operations.

Reserve and resource estimates.

Estimates of oil and natural gas reserves and resources involve a great deal of uncertainty, because they depend in large part upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether oil and natural gas are recoverable from a reservoir. The probability of the existence and recoverability of reserves and resources is less than 100 percent and actual recoveries of proved reserves usually differ from estimates.

Estimates of oil and natural gas reserves and resources also require numerous assumptions relating to operating conditions and economic factors, including, among others:

§	the price at which recovered oil and natural gas can be sold;
§	the costs associated with recovering oil and natural gas;
§	the prevailing environmental conditions associated with drilling and production sites;
§	the availability of enhanced recovery techniques;

▪	the ability to transport oil and natural gas to markets;
▪	the successful application of in-situ bitumen recovery technologies; and
▪	governmental and other regulatory factors, such as taxes and environmental laws.
▪	change in one or more of these factors could result in known quantities of oil and natural gas previously estimated as proved reserves becoming unrecoverable. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production of that oil or natural gas commercially uneconomical. Each of these factors, by having an impact on the cost of recovery and the rate of production, will also reduce the present value of future net cash flows from estimated reserves and resources.

In addition, estimates of reserves and resources and future net cash flows expected from them are prepared by different independent engineers, or by the same engineers at different times, and may vary substantially.

Furthermore, in accordance with Canadian GAAP and US GAAP, Paramount could be required to write-down the carrying value of its oil and natural gas properties if oil and natural gas prices become depressed for even a short period of time, or if there are substantial downward revisions to Paramount's quantities of reserves. A write-down would result in a charge to earnings and a reduction of shareholders' equity. For the year ended December 31, 2008, the carrying value of Paramount’s oil and natural gas properties were written down by approximately $45 million and goodwill was written down by approximately $10 million.

Acquisition and development of oil and natural gas properties.

Paramount's future success depends upon its ability to acquire and develop additional oil and natural gas reserves that are economically recoverable. The successful acquisition and development of oil and natural gas properties requires an assessment of:

▪	recoverable reserves;
▪	future oil and natural gas prices and operating and capital costs;
▪	potential environmental and other liabilities; and
▪	productivity of new wells drilled.

These assessments are inexact and, if Paramount makes them inaccurately, it might not recover the purchase price of a property from the sale of production from the property or might not recognize an acceptable return from properties it acquires. In addition, the costs of exploitation and development could materially exceed Paramount's initial estimates. If Paramount is unable to increase its reserves, the Company’s business will be adversely affected because it will eventually deplete its reserves.

Ability to market.

Paramount's ability to market its oil and natural gas depends upon numerous factors beyond its control. These factors include:

▪	the availability and proximity of processing capacity;
▪	the availability and proximity of pipeline capacity;
▪	the supply of and demand for oil and natural gas;
▪	the availability of alternative fuel sources;

§	the effects of weather conditions;
§	regulation of oil and natural gas marketing; and
§	regulation of oil and natural gas sold or transported outside of Canada.

Because of these factors, Paramount could be unable to market all of the oil or natural gas it produces which could adversely affect Paramount’s business. In addition, Paramount may be unable to obtain favorable prices for the oil and natural gas it produces.

Paramount sells its production to a variety of purchasers under normal industry sale and payment terms. The Company is exposed to credit risk whereby a financial loss would be experienced if a counterparty failed to meet its obligations.

Industry competition.

The petroleum and natural gas industry is highly competitive. Paramount competes with numerous other participants in the search for and acquisition of crude oil and natural gas properties and in the marketing of these commodities. Many of Paramount’s competitors have greater financial and human resources and/or greater access to capital than Paramount. Competition is particularly intense in the acquisition of prospective oil and natural gas properties and reserves. Paramount's competitive position depends upon its geological, geophysical and engineering expertise and its financial resources. In addition, successful reserve replacement in the future will depend not only on the further development of present properties, but also on the ability to select and acquire suitable prospects for exploratory drilling and development.

Funding of exploration, development and operational activities.

Paramount may not have, or be able to obtain, through operations, financings, asset dispositions or otherwise, on terms acceptable to the Company or at all, the necessary capital required to fund its exploration and development activities and other operations. Failure to have or obtain necessary capital when required could result in Paramount being unable to develop its existing reserves and resources, discover new reserves and make acquisitions or could result in the termination or reduction of Paramount’s property interests, any of which may have a material adverse effect on the Company’s assets, results of operations and ability to execute its business plan.

Paramount’s investments are subject to a number of risks.

Paramount’s investments are material and include Trilogy, MGM Energy, MEG, and other equity investments in both public and private entities. Any material adverse effect to the financial position, business or operations of the entities in which Paramount has invested and/or the underlying investments (including, without limitation, decreases, suspension, or termination of distribution and/or dividend levels), may have a material adverse affect on the value of such investments, cash flows and return on investments. There is also no assurance as to the ability of Paramount to liquidate certain of its investments and the price Paramount would receive if it chose to liquidate these investments. Decreases in the value of Paramount’s investments or the inability to liquidate investments could have a material adverse effect on the Company’s assets, results of operations and ability to execute its business plan. For the year ended December 31, 2008, the carrying value of Paramount’s equity investments were written down by approximately $97 million.

Paramount’s short-term investments of excess cash are mainly in Bankers’ Acceptance notes and Bearer Deposit Notes.

Governmental Regulation.

Paramount’s operations are governed by numerous Canadian and United States laws and regulations at the municipal, provincial, state and federal levels. These laws and regulations include, but are not limited to, such matters as royalties, taxes (including income taxes), land tenure, production rates, export of petroleum and natural gas, the development and abandonment of oil and gas fields, drilling obligations, government fees, mineral rights, and environmental protection. In addition, regulatory approval processes can involve numerous stakeholders. Changes to laws and regulations, governmental intervention, failure to obtain stakeholder support, delays in obtaining regulatory approvals, or failure to comply with laws and regulations could have a material adverse affects on the Company’s assets, results of operations, and its ability to execute its business plan.

Paramount’s historic income tax and royalty filings are subject to reassessment by government entities. The reassessment of historic filings could result in additional income tax, royalties, interest and penalties which could adversely affect Paramount’s cash flows and financial position.

Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been recognized in the consolidated financial statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of ongoing audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.

Royalty rates and regulations.

The royalty rates and regulations in jurisdictions that the Company operates may be subject to change which could have a material adverse affect on the Company’s assets, results of operations and its ability to execute its business plan.

On January 1, 2009, the Government of Alberta implemented the New Royalty Framework (“NRF”). The NRF established new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects, with certain set term transitional and incentive programs established before and after the implementation of the NRF. The net present value of future net revenue of Paramount’s reserves reflects the NRF (see – “RESERVES AND OTHER OIL AND GAS INFORMATION”) as at the date of the McDaniel Report. If the Government of Alberta further modifies the province's royalty regime or regulation, or if other jurisdictions in which the Company operates change their royalty regimes or regulations, such changes could have a material adverse affect on the Company's assets, results of operations and its ability to execute its business plans.

Operating risks.

There are many operating hazards in exploring for and producing oil and natural gas, including:

§

Paramount's drilling operations could encounter unexpected formations or pressures that could cause injury or damage to Paramount's employees or other persons, equipment and other property or the environment;

§

Paramount could experience blowouts, accidents, equipment failures, oil spills, gaseous leaks, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids, migration of harmful substances, fires, and explosions or otherwise incur damage to a well or facility, all of which could require Paramount to take corrective action;

§	Paramount could experience equipment failure that curtails or stops production; and

§ Paramount's drilling and production operations, such as trucking of oil, can be interrupted by bad weather.

Any of these events could result in damage to, or destruction of, oil and natural gas wells, production facilities or other property. In addition, any of the above events could result in environmental damage or personal injury for which Paramount could be liable.

The occurrence of a significant event against which Paramount is not fully insured or indemnified could seriously harm Paramount's financial condition, operating results and ability to carry on its business.

Hedging activities.

The nature of Paramount's operations results in exposure to fluctuations in commodity prices, currency exchange rates and interest rates. Paramount monitors and, when appropriate, utilizes derivative financial instruments and/or physical delivery contracts to hedge its exposure to these risks.

If commodity prices increase, or the value of the Canadian dollar versus the U.S. dollar changes, or interest rates change from that provided in Paramount's various hedging agreements, Paramount could be required to make cash payments to counterparties, could lose the cost of the option, or conversely a ceiling or fixed price could limit Paramount from receiving the full benefit of commodity price increases, changes in the value of the Canadian dollar or changes in interest rates.

In addition, by entering into these hedging activities, Paramount may suffer financial loss if:

§	it is unable to produce oil or natural gas to fulfill its obligations;
§	it is required to pay a margin call on a hedge contract; or
§	it is required to pay royalties based on a market or reference price that is higher than its fixed or ceiling price.

Paramount may be exposed to credit related losses in the event of non-performance by counterparties to these financial instruments and physical delivery contracts.

Surface conditions.

The exploration for and development of oil and natural gas reserves depends upon access to areas where operations are to be conducted. Oil and gas industry operations are affected by road bans imposed from time to time during the break-up and thaw period in the spring. Road bans are also imposed due to snow, mud and rock slides and periods of high water which can restrict access to Paramount's well sites and production facility sites. Access to Paramount’s operations may also be restricted due to environmental regulations.

Paramount conducts a portion of its operations in Northern Alberta, Northeast British Columbia and the Northwest Territories of Canada, which Paramount is able to do on a seasonal basis only. Unless the surface is sufficiently frozen, Paramount is unable to access its properties, drill or otherwise conduct its operations as planned. In addition, if the surface thaws earlier than expected, Paramount must cease its operations for the season earlier than planned. In recent years, winters in Paramount's Northern Alberta, Northeast British Columbia and Northwest Territories operating areas have been warmer than it has normally experienced, so its operating seasons have been shorter than in the past. Paramount's inability to access its properties or to conduct its operations as planned could result in a shutdown or slow down of its operations, which would adversely affect its business.

Land claims.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western and northern Canada, including some of the properties on which Paramount conducts its operations. Claims asserting aboriginal title or rights to the lands on which any of Paramount's properties are located, and if any such claim is successful, could have an adverse effect on Paramount's assets, results of operations and ability to execute its business plan.

Paramount's future exploration, exploitation and development projects are subject to change.

Whether Paramount ultimately undertakes an exploration, exploitation or development project will depend upon the following factors among others:

§	global and domestic economic and market conditions;
§	the current and projected oil and/or natural gas prices;
§	the availability and cost of capital;
§	the receipt of additional seismic data or the reprocessing of existing data;
§	the cost and availability of drilling rigs, other equipment, supplies and personnel necessary to conduct operations;
§	access to transportation and processing;
§	the success or failure of activities in similar areas;
§	changes in the estimates of the costs to complete a project;
§	Paramount's ability to attract other industry partners to acquire a portion of the working interest so as to reduce Paramount's costs and risk exposure;
§	the decisions of Paramount's joint working interest owners; and
§	the ability of joint interest partners to meet financial commitments.

Paramount continuously gathers data about its projects and it is possible that additional information will cause Paramount to alter its schedule or determine that a project should not be pursued. You should understand that Paramount's plans regarding its projects might change.

Compliance with and changes to environmental laws and regulations.

Paramount's operations are governed by numerous Canadian and United States laws and regulations regarding environmental matters. These laws and regulations govern the operation and maintenance of Paramount's facilities, the discharge of materials into the environment, storage, treatment and disposal of wastes, remediation of contaminated sites, and other environmental protection issues.

Under these laws and regulations, Paramount is currently conducting remediation projects at a variety of owned and operated locations. If environmental damage occurs, Paramount could be liable for personal injury, clean-up costs, remedial measures and other environmental and property damage, as well as administrative, civil and criminal penalties, and Paramount could also be required to cease production.

Compliance with current or new environmental laws, regulations or guidelines, or changes in enforcement policy, or newly discovered conditions could be costly. Future changes in environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased costs of compliance, remediation and restoration, which could have a material adverse effect on Paramount's financial condition or results of operations.

On March 14, 2008, Environment Canada released its Regulatory Framework for Air Emissions entitled "Turning the Corner: Taking Action to Fight Climate Change". The proposed framework includes mandatory reductions in emissions of greenhouse gases (“GHG”) and certain specified air pollutants. The regulations cover facilities in several sectors including oil and gas. The government is committed to reducing Canada's total emissions of greenhouse gases by 20%, relative to 2006 levels, by 2020, with conventional oil and gas facilities greater than 3 kilotonnes per facility or 10,000 barrels of oil equivalent per day per company being subject to near term requirements to reduce their GHG emissions intensity by 18% during the period from 2006 to 2010. In the case of air pollutants, national emission caps will be set for each pollutant representing the following percentage reductions from 2006 levels: 40% for nitrogen oxides (NOx), 55% for sulphur oxides (SOx), 45% for volatile organic compounds (VOCs), and 20% for particulate matter (PM). Limits will also be set for other air pollutants such as benzene emissions from the natural gas sector. The targets for air pollutants will come into force as early as 2012. The government has committed to review the regulations on industrial air emissions every five years in order to assess progress in reaching medium and long-term emission reduction objectives. The first such review would take place in 2012. It is premature to predict what impact such policies and proposed environmental legislation will have on the Canadian oil and gas industry, particularly in light of recent statements that indicate that, in the case of greenhouse gas emissions, the federal government may not proceed with the "Turning the Corner" framework but instead seek to negotiate a North American wide greenhouse gas reduction agreement with the United States. Nonetheless, it can be anticipated that when regulations are implemented, Paramount will face increased operating costs in order to comply with greenhouse gas emission targets and/or air pollutant reduction requirements. If such increases are significant, they may have a material adverse effect on Paramount’s financial condition or results of operations.

Paramount does not control all of its operations.

Paramount does not operate all of its properties, so it has limited influence over the operations of some of its properties. Paramount's lack of control could result in the following:

§	the operator might initiate exploration or development on a faster or slower pace than Paramount prefers;
§

the operator might propose to drill more wells or build more facilities on a project than Paramount has funds for or that Paramount deems appropriate, which could mean that Paramount is unable to participate in the project or share in the revenues generated by the project even though Paramount paid its share of exploration costs; and

§	if an operator refuses to initiate a project, Paramount might be unable to pursue the project.

Any of these factors could materially reduce the value of Paramount's properties.

In addition, Paramount is dependent on the operator’s expertise, financial resources, ability to obtain stakeholder approvals, selection of technology, risk management practices, and compliance with government and environmental laws and regulations.

Exploration and development of Paramount’s Hoole Oil Sands is subject to many risks and uncertainties.

Paramount has extensive non-producing oil sands leases that are prospective for in-situ oil sands recovery projects. The oil sands assets are at the early stages of their evaluation and development. The development of oil sands assets are subject to numerous risks including, but not limited to, the ability to raise sufficient capital, low commodity prices, cost overruns, changes to project economics, ability to obtain required regulatory approvals, changes to and compliance with environmental regulations, and project delays. These risks could adversely impact the value of Paramount’s oil sands assets and the amount of capital it can or chooses to allocate to further evaluate and develop these assets.

More specifically, there can be no assurance that the regulatory approvals Paramount needs to develop its Hoole Oil Sands will be obtained within the proposed schedule or on the desired terms or at all. If the regulatory approvals are not received, this project will be unable to proceed and Paramount will lose the potential benefits of the project.

Even if the regulatory approvals are obtained, there is a risk that this project will not be completed on time or within the capital cost estimate or at all. Additionally, there is a risk that this project may have delays, interruption of operations or increased costs due to many factors, including, without limitation: breakdown or failure of equipment or processes; construction performance falling below expected levels of output or efficiency; design errors; contractor or operator errors; non-performance by third-party contractors; labour disputes, disruptions or declines in productivity; increases in materials or labour costs; inability to attract sufficient numbers of qualified workers; delays in obtaining or conditions imposed by, regulatory approvals; changes in scope of the project; violation of permit requirements; disruption in the supply of energy; catastrophic events such as fires, earthquakes, storms or explosions; shortages of equipment, materials and labour; fluctuations in the prices of building materials; delays in delivery of equipment and materials; political events; local, native and political opposition, blockades or embargoes; litigation; weather conditions; unanticipated increases in costs; unforeseen engineering, design, environmental or geological problems and other unforeseen circumstances.

In the event that Paramount’s Hoole Oil Sands is developed and becomes operational, there can be no assurance that bitumen will be produced or, if produced, will be produced in the quantities or at the costs anticipated and will continue producing. Because operating costs to produce bitumen from oil sands may be substantially higher than operating costs to produce conventional crude oil, an increase in such costs may render extraction of bitumen resources from this project uneconomical. Paramount’s estimates of operating costs have been based on current project concepts. The Company’s actual operating costs may differ materially from such current estimates. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws and regulations and enforcement policies thereunder and claims for damages to property or persons resulting from this project's operations, could result in substantial costs and liabilities, delays or an inability to complete this project or the abandonment of this project.

Furthermore, the marketability of the bitumen associated with Paramount’s oil sands interests will be affected by numerous factors beyond the Company’s control. These factors include, but are not limited to, market fluctuations of prices, proximity and capacity of pipelines and processing equipment, equipment availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and gas and environmental protection). The extent of these factors cannot be accurately predicted, but the combination of these factors may result in Paramount not receiving an adequate return on invested capital.

Essential equipment and personnel.

Oil and natural gas exploration and development activities depend upon the availability of drilling and related equipment in the particular areas in which those activities will be conducted and qualified personnel. Demand for that equipment or access restrictions may affect the availability of that equipment and delay Paramount’s exploration and development activities. Likewise, a shortage of qualified personnel may delay Paramount’s exploration and development activities.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Trust Company of Canada located at the following address:

6th Floor, Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, are the Company's auditors and such firm has prepared an opinion with respect to the Company's consolidated financial statements as at and for the fiscal year ended December 31, 2008. Information relating to Paramount’s reserves in this annual information form was prepared by McDaniel as an independent qualified reserves evaluator. Information relating to Paramount’s resources in this annual information form was also prepared by McDaniel as an independent qualified resources evaluator. Information relating to Trilogy’s reserves in APPENDIX C of this annual information form was prepared by Paddock Lindstrom & Associates Ltd. (“Paddock Lindstrom”) as an independent qualified reserves evaluator. Information relating to MGM Energy’s reserves in APPENDIX C of this annual information form was prepared by McDaniel as an independent qualified reserves evaluator.

The principals of McDaniel and Paddock Lindstrom own beneficially, directly or indirectly, less than 1% of any class of Paramount's securities.

ADDITIONAL INFORMATION

Additional information relating to Paramount is available via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Additional information, including directors' and officers' remuneration, principal holders of Paramount's securities, and options to purchase securities, is contained in the information circular for Paramount's most recent annual meeting of shareholders that involves the election of directors. Additional financial information is contained in Paramount's audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2008.

APPENDIX A

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

To the board of directors of Paramount Resources Ltd. (the “Company”):

1.

We have evaluated the Company's reserves data as at December 31, 2008. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2008 estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2008, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company's management:

			Net Present Value of Future Net Revenue $M
Preparation Date of			(before income taxes, 10% discount rate)
Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total

February 23, 2009	Canada/United States	–	659,651	–	659,651

5.

In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their preparation date.
7.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ P.A. Welch, P. Eng.
President & Managing Director
Calgary, Alberta
February 23, 2009

APPENDIX B

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Paramount Resources Ltd. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2008, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Audit Committee of the board of directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;
(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and
(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Audit Committee of the board of directors of the Company has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Audit Committee, approved:

(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Company's annual information form accompanying this report;
(b)	the filing of the report of the independent qualified reserves evaluators on the reserves data; and
(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

/s/ Clayton H. Riddell Chief Executive Officer /s/ James H. T. Riddell Director March 6, 2009	/s/ Bernard K. Lee Chief Financial Officer /s/ John C. Gorman Director

APPENDIX C

NATIONAL INSTRUMENT 51-101 EQUITY INVESTMENTS DISCLOSURE

The following is a summary of Trilogy’s reserves and future net revenue as at December 31, 2008 and the costs incurred by Trilogy during the year ended December 31, 2008, each multiplied by 23.3 percent, being Paramount’s equity interest in Trilogy as of December 31, 2008. Trilogy’s reserves were independently evaluated by Paddock Lindstrom. The evaluation by Paddock Lindstrom was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101. The pricing used in the forecast price evaluations is set forth in the notes to the tables. Trilogy’s reserves are mainly located in Alberta.

The information contained within this APPENDIX C has been derived solely from Trilogy’s annual information form dated March 3, 2009 which is posted on SEDAR (www.sedar.com) under Trilogy’s profile and is not incorporated by reference into this annual information form.

Paramount accounts for its investment in Trilogy using the equity method. As a result, pursuant to NI 51-101, Paramount is required to disclose the following information separately from its own reserves data and other oil and gas information. Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the reserves or future net revenue of Trilogy disclosed within this APPENDIX C nor does Paramount have any direct or indirect obligation in respect of or liability for the costs incurred by Trilogy disclosed within this APPENDIX C. The Company is a unitholder of Trilogy, just like any other unitholder of Trilogy, and, accordingly, the value of the Company’s investment in Trilogy is based on the trading price of Trilogy’s trust units on the TSX.

Reserves Data – Forecast Prices and Costs (1)(2)

Trilogy reserves at December 31, 2008 multiplied by 23.3 percent:

			Light & Medium		Natural Gas
	Natural Gas		Crude Oil		Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(Mstb)	(Mstb)	(Mstb)	(Mstb)	(MBoe)	(MBoe)
Proved
Developed Producing	45.5	36.4	1,243	853	1,242	798	10,065	7,723
Developed Non-producing	5.1	3.8	184	108	152	97	1,187	836
Undeveloped	0.7	0.6	-	-	9	7	133	113
Total Proved	51.3	40.9	1,427	961	1,403	903	11,384	8,672
Total Probable	23.2	17.9	815	484	612	389	5,292	3,858
Total Proved plus Probable	74.5	58.8	2,241	1,445	2,015	1,292	16,677	12,530

(1)	Same terminology as earlier defined in this annual information form.
(2)	“mstb” means thousand stock tank barrels.

Net Present Value of Future Net Revenue – Forecast Prices and Costs(1)

Trilogy net present value of future net revenue multiplied by 23.3 percent, except per unit information:

											Unit Value
			Net Present Value of Future Net Revenues ($ millions)								Before Tax
	Before Income Tax (discounted at)					After Income Tax (discounted at)					Discounted
											10%
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%	$/boe
Proved
Developed Producing	362.6	266.3	212.2	177.7	153.8	304.2	230.4	187.9	160.3	140.8	21.09
Developed Non-producing	40.2	28.2	21.2	16.8	13.8	31.5	22.6	17.4	14.0	11.7	17.86
Undeveloped	5.6	2.9	1.8	1.2	0.8	4.0	2.1	1.2	0.8	0.5	13.43
Total Proved	408.4	297.5	235.2	195.7	168.4	339.7	255.1	206.5	175.1	153.0	20.66
Total Probable	221.6	112.1	69.1	47.9	35.8	167.8	86.7	54.5	38.4	29.2	13.06
Total Proved plus Probable	630.0	409.6	304.3	243.6	204.2	507.5	341.7	261.0	213.5	182.2	18.25
(1) Same terminology as earlier defined in this annual information form.

Future Net Revenue – Forecast Prices and Costs(1)

Trilogy future net revenue multiplied by 23.3 percent:

Reserves Category ($ millions)					Proved			Proved plus Probable
Revenue					761.2				1,203.4
Royalties					173.8				290.5
Operating Costs					168.3				266.4
Development Costs					4.5				9.2
Well Abandonment Costs					6.2				7.3
Future Net Revenue Before Income Tax					408.4				630.0
Income Taxes					68.7				122.5
Future Net Revenue After Income Tax					339.7				507.5
(1) Same terminology as earlier defined in this annual information form.

Future Net Revenue by Production Group – Forecast Prices and Costs(1)

Trilogy net present value of future net revenue by production group multiplied by 23.3 percent, except per unit information:

		Future Net Revenue
		Before Income Tax	Unit Value
		(discounted at 10%)	Before Income Tax
Reserves Category	Production Group	($ millions)	(discounted at 10%)
Proved	Natural Gas (2) (including by-products but	185.3	$4.87/Mcf
	excluding solution gas and by-products
	from oil wells)
	Light and Medium Crude Oil (including	49.7	$51.76/Stb
	solution gas and other by-products)
Proved plus Probable	Natural Gas (2) (including by-products but	235.5	$4.31/Mcf
	excluding solution gas and by-products
	from oil wells)
	Light and Medium Crude Oil (including	68.6	$47.48/Stb
	solution gas and other by-products)

(1)	Same terminology as earlier defined in this annual information form.
(2)	Natural gas includes coalbed methane and associated and non-associated gas (including by-products).

Summary of Pricing and Inflation Rate Assumptions (1)

Forecast Prices and Costs		2009	2010	2011	2012	2013
U.S. Henry Hub Gas Price	(US$/MMbtu)	6.75	7.50	8.00	8.50	9.00
Alberta Gas Reference Price	(Cdn$/MMbtu)	6.96	7.62	7.97	8.30	8.83
WTI @ Cushing	(US$/Bbl)	60.00	67.50	75.00	82.50	90.00
Edmonton Reference Price	(Cdn$/Bbl)	70.18	77.21	83.93	90.34	98.65
Condensate	(Cdn$/Bbl)	70.88	77.99	84.77	91.24	99.63
Butane	(Cdn$/Bbl)	56.14	61.77	67.14	72.27	78.92
Propane	(Cdn$/Bbl)	42.11	46.33	50.36	54.20	59.19
Inflation Rate (2)	(%/year)	2%	2%	2%	2%	2%
Exchange Rate (3)	(US$/Cdn$)	0.84	0.86	0.88	0.90	0.90

(1)	Same terminology as earlier defined in this annual information form.
(2)	Inflation rates for forecasting prices and costs subsequent to 2013 were 2% per year.
(3)	Exchange rates used to generate the benchmark reference prices in this table.

Costs Incurred

Trilogy costs incurred multiplied by 23.3 percent:

Cost Type
($ millions)	2008
Net Acquisitions (corporate and property)
Proved properties	4.6
Unproved properties	0.7
Exploration	2.3
Development (including facilities)	25.8
Total	33.4

The following is a summary of MGM Energy’s reserves and future net revenue as at December 31, 2008 and the costs incurred by MGM Energy during the year ended December 31, 2008, each multiplied by 16.7 percent, being Paramount’s equity interest in MGM Energy as of December 31, 2008. MGM Energy’s reserves were independently evaluated by McDaniel. The evaluation by McDaniel was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101. The pricing used in the forecast price evaluations is set forth in the notes to the tables. All of the reserves assigned to MGM Energy are located in the Northwest Territories.

The information contained within this APPENDIX C has been derived solely from MGM Energy’s annual information form to be filed in March 2009 which will be posted on SEDAR (www.sedar.com) under MGM Energy’s profile and is not incorporated by reference into this annual information form.

Paramount accounts for its investment in MGM Energy using the equity method. As a result, pursuant to NI 51-101, Paramount is required to disclose the following information separately from its own reserves data and other oil and gas information. Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the reserves or future net revenue of MGM Energy disclosed within this APPENDIX C nor does Paramount have any direct or indirect obligation in respect of or liability for the costs incurred by MGM Energy disclosed within this APPENDIX C. The Company is a shareholder of MGM Energy, just like any other shareholder of MGM Energy, and, accordingly, the value of the Company’s investment in MGM Energy is based on the trading price of MGM Energy’s shares on the TSX.

Reserves Data – Forecast Prices and Costs(1)

MGM Energy reserves at December 31, 2008 multiplied by 16.7 percent:

			Light & Medium		Natural Gas
	Natural Gas		Crude Oil		Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)
Proved
Developed Producing	–	–	–	–	–	–	–	–
Developed Non-producing	0.1	0.1	12	10	0	0	29	23
Undeveloped	–	–	–	–	–	–	–	–
Total Proved	0.1	0.1	12	10	0	0	29	23
Total Probable	0.0	0.0	4	3	0	0	10	7
Total Proved plus Probable	0.1	0.1	16	13	1	0	39	31
(1) Same terminology as earlier defined in this annual information form.

Net Present Value of Future Net Revenue – Forecast Prices and Costs(1)

MGM Energy net present value of future net revenue multiplied by 16.7 percent, except per unit information:

	Net Present Value of Future Net Revenues ($ millions)					Unit Value
						Before Tax
		Before and After Income Tax (discounted at)				Discounted at
						10%

Reserves Category	0%	5%	10%	15%	20%	$/boe
Proved
Developed Producing	–	–	–	–	–	–
Developed Non-producing	1.2	1.0	0.9	0.8	0.7	30.13
Undeveloped	–	–	–	–	–	–
Total Proved	1.2	1.0	0.9	0.8	0.7	30.13
Total Probable	0.5	0.3	0.3	0.2	0.2	25.76
Total Proved plus Probable	1.7	1.4	1.1	1.0	0.8	29.05
(1) Same terminology as earlier defined in this annual information form.

Future Net Revenue – Forecast Prices and Costs(1)

MGM future net revenue multiplied by 16.7 percent:

Reserves Category ($ millions)			Proved		Proved plus Probable
Future Revenue			1.9			2.6
Royalties			0.4			0.6
Operating Costs			0.2			0.2
Development Costs			0.1			0.1
Well Abandonment Costs			0.0			0.0
Future Net Revenue Before Income Tax			1.2			1.7
Income Taxes			–			–
Future Net Revenue After Income Tax			1.2			1.7
(1) Same terminology as earlier defined in this annual information form.

Future Net Revenue by Production Group – Forecast Prices and Costs(1)

MGM Energy net present value of future net revenue multiplied by 16.7 percent, except per unit information:

		Future Net Revenue	Unit Value
		Before Income Tax	Before Income Tax
		(discounted at 10%)	(discounted at 10%)
Reserves Category	Production Group	($ millions)	($/Boe)
Proved	Light and Medium Crude Oil	0.9	30.13
	Natural Gas	-	-
	Natural Gas Liquids	-	-
Total Proved		0.9	30.13

Proved plus Probable	Light and Medium Crude Oil	1.1	29.05
	Natural Gas	-	-
	Natural Gas Liquids	-	-
Total Proved plus Probable		1.1	29.05
(1) Same terminology as earlier defined in this annual information form.

Summary of Pricing and Inflation Rate Assumptions(1)

				Edmonton		Alberta
				Light Crude		Aggregator		Edmonton
WTI Crude Oil				Oil		Plantgate		NGL Mix	Inflation Rate	Exchange Rate
		(US$/Bbl)		(Cdn$/Bbl)		(Cdn$/MMBtu)		(Cdn$/Bbl)	(%/year)	(US$/Cdn$)
2009		60.00		69.60		7.20		52.00	2%	0.85
2010		71.40		83.00		7.80		61.10	2%	0.85
2011		83.20		91.40		8.25		66.90	2%	0.90
2012		90.20		93.90		8.60		68.90	2%	0.95
2013		97.40		96.30		8.85		70.70	2%	1.00
Thereafter	+	2%	+	2%	+	2%	+	2%	2%	1.00
(1) Same terminology as earlier defined in this annual information form.

Costs Incurred

MGM costs incurred multiplied by 16.7 percent:

Cost Type
($ millions)									2008
Net Acquisitions (corporate and property)
Proved properties									-
Unproved properties									-
Exploration									15.8
Development (including facilities)									-
Total									15.8

APPENDIX D

PARAMOUNT RESOURCES LTD.

AUDIT COMMITTEE
CHARTER

(Adopted by the Board of Directors on May 19, 2005 and amended on November 14, 2007)

(A) PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Corporation's management has designed and implemented an effective system of internal financial controls and disclosure controls and procedures, to review and report on the integrity of the consolidated financial statements of the Corporation, to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts and to review the Corporation’s externally disclosed oil and gas reserves estimates including reviewing the qualifications of, and procedures used by, the independent engineering firm responsible for evaluating the Corporation’s reserves.

(B)	COMPOSITION, PROCEDURES AND ORGANIZATION
1.	The Committee shall consist of at least three members of the Board of Directors (the "Board"), all of whom shall be “independent", as that term is defined in Sections 1.4 and 1.5 of Multilateral Instrument 52-110, Audit Committees1 and who meet the requirements of Section 3.5(1) of National Instrument 51-1012 -Standards of Disclosure for Oil and Gas Activities.

2.	All of the members of the Committee shall be “financially literate” (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issuer that can be reasonably expected to be raised by the issuer’s financial statements).
3.	The Audit Committee shall be responsible for assessing, on a periodic basic, whether any member of the
Committee meets the criteria for being a “financial expert” pursuant to Section 407 of the Sarbanes-Oxley
Act [3] .
4.	The Board shall appoint the members of the Committee. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.
5.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their members.
6.	The Corporate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.
7.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.
8.	The Committee shall have access to such officers and employees of the Corporation and to the
Corporation's external auditors, and to such information respecting the Corporation, as it considers necessary or advisable in order to perform its duties and responsibilities.

9.	Meetings of the Committee shall be conducted as follows:
(a)

The Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

	(b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and
	(c)	the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

President and Chief Operating Officer
Chief Financial Officer
Controller
Corporate Secretary

(d) other management representatives shall be invited to attend as necessary.

10.	The external auditors shall report directly to the Committee and the external auditors and internal auditors
(if any) shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.
11.	The Committee may retain, at the Corporation's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties and may set and pay the compensation for any advisor engaged. The Committee will notify the Chairman of the Corporate Governance Committee whenever independent consultants are engaged.
(C)	ROLES AND RESPONSIBILITIES
1.	The overall duties and responsibilities of the Committee shall be as follows:
(a)

to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements and management’s discussion and analysis;

(b) to establish and maintain a direct line of communication with the Corporation's internal (if any) and external auditors and assess their performance;
(c) to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls and disclosure controls and procedures;
(d) to periodically review the audit and non-audit services pre-approval policy and recommend to the Board any changes which the Committee deems appropriate;
(e) to periodically consider whether there is a need to outsource internal audit functions or create an internal audit department;
(f)

to assist the Board in the discharge of its responsibilities relating to the evaluation and disclosure of its oil and gas reserves and oil and gas activities and the approval and filing of all necessary statements and reports related thereto;

(g)

to receive and review complaints received pursuant to the Corporation’s Whistleblower Policy and oversee and provide direction on the investigation and resolution of such concerns and to periodically review the said policy and recommend to the Board changes which the Committee may deem appropriate;

	(h)	to report regularly to the Board on the fulfilment of its duties and responsibilities;
	(i)	to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation; and
	(j)	to review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.
2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:
	(a)	to be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;
	(b)	to recommend to the Board a firm of external auditors to be nominated for appointment by the shareholders of the Corporation, and to monitor and verify the independence of such external auditors;
	(c)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;
	(d)	review the audit plan of the external auditors prior to the commencement of the audit;
	(e)	to review with the external auditors, upon completion of their audit:
		i	contents of their report;
		ii	scope and quality of the audit work performed;
		iii	adequacy of the Corporation's financial and auditing personnel;
		iv	co-operation received from the Corporation's personnel during the audit;
		v	internal resources used;
		vi	significant transactions outside of the normal business of the Corporation;
		vii	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and
		viii	the non-audit services provided by the external auditors, as pre-approved pursuant to the audit and non-audit services pre-approval policy;
	(f)	to discuss with the external auditors the quality and not just the acceptability of the Corporation’s accounting principles;

	(g)	to review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

	(h)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the
Corporation are to:

	(a)	review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

	(b)	review compliance under the Corporation's Code of Business Conduct Policy with those matters addressed in the policy which affect the financial integrity of the Corporation and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate; and

	(c)	periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal accounting staff or by the external auditors have been implemented.

4.	The Committee is also charged with the responsibility to:

	(a)	review and recommend to the Board for its approval, the Corporation’s and its subsidiaries, partnerships and joint venturers, as applicable, annual financial statements, management’s discussion and analysis, annual information form and annual earnings press releases before the
Corporation publicly discloses this information;

	(b)	review and approve the Corporation’s and its subsidiaries, partnerships and joint venturers, as applicable, interim financial statements, interim management’s discussion and analysis including the impact of unusual items and changes in accounting principles and estimates and report to the
Board with respect thereto and interim earnings press releases before the Corporation publicly discloses this information;

	(c)	review and approve the financial sections of:

		i	the annual report to shareholders;

		ii	the annual information form;

		iii	prospectuses;

		iv	other public reports requiring approval by the Board; and

		v	press releases related there to, and report to the Board with respect thereto;

	(d)	review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

	(e)	review the appropriateness of the policies and procedures used in the preparation of the
Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

	(f)	review and report on the integrity of the Corporation’s consolidated financial statements;

	(g)	review the minutes of any audit committee meeting of subsidiary companies;

	(h)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

	(i)	review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

	(j)	develop a calendar of activities to be undertaken by the Committee for each ensuing year related to the Committee’s duties and responsibilities as set forth in this Charter and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders.

5.	The duties and responsibilities of the Committee as they relate to the Corporation's oil and gas reserves estimates are to:

	(a)	review, with reasonable frequency, the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements and restrictions of all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto;

	(b)	review the appointment of the independent engineering firm responsible for evaluating the
Corporation’s reserves, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed reserves evaluator and Management of the Corporation;

	(c)	review, with reasonable frequency, the Corporation’s procedures for providing information to the reserves evaluator;

	(d)	before approving the filing of reserves data and the report of the reserves evaluator as required under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto, meet with Management and the reserves evaluator to:

	i	determine whether any restrictions affect the ability of the reserves evaluator to report on reserves data without reservation, and

	ii	review the reserves data and the report of the reserves evaluator;

	(e)	review, discuss with and make recommendations to the Board with respect to:

	i	approving the content and filing of the reserves statement;

	ii	the filing of the report of the reserves evaluator; and

iii the content and filing of the report of Management and Directors;

as required or specified under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto.

D.	ANNUAL REVIEW AND ASSESSMENT

The Committee shall conduct an annual review and assessment of its performance, including compliance with this Charter and its role, duties and responsibilities, and submit such report to the Boards.

[1] 1.4	Meaning of Independence
(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.
(2)	For the purposes of subsection (1), a “material relationship” means a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.
(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:
(a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer:
(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;
(c) an individual who:
(i) is, a partner of a firm that is the issuer’s internal or external auditor;
(ii) is an employee of that firm; or
(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time.
(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i) is a partner of the firm that is the issuer’s internal or external auditor;
(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or
(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;
(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at the same time on the entity's compensation committee; and
(f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.
(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:
(a) he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or
(b) he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.
(5)	For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued
service.
(6)	For the purposes of clause (3)(f), direct compensation does not include:
(a) remuneration for acting as a member of the board of directors or of any board committee of the issuer; and
(b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.
(7)	Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.
(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5	Additional Independence Requirements --
(1)	Despite any determination made under section 1.4, an individual who
(a) accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or
(b) is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.
(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by
(a) an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or
(b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-
managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.
(3)	For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

[2] 3.5	Reserves Committee
(1)	The board of directors of a reporting issuer may, subject to subsection (2), delegate the responsibilities set out in section 3.4 to a committee of the board of directors, provided that a majority of the members of the committee

(a)	are individuals who are not and have not been, during the preceding 12 months:
	(i)	an officer or employee of the reporting issuer or of an affiliate of the reporting issuer;
	(ii)	a person who beneficially owns 10 percent or more of the outstanding voting securities of the reporting issuer; or
	(iii)	a relative of a person referred to in subparagraph (a)(i) or (ii), residing in the same home as that person; and
(b)	are free from any business or other relationship which could reasonably be seen to interfere with the exercise of their independent judgement.)

(2)	Despite subsection (1), a board of directors of a reporting issuer shall not delegate its responsibility under paragraph
3.4(e) to approve the content or the filing of the information.

3 SEC. 407. DISCLOSURE OF AUDIT COMMITTEE FINANCIAL EXPERT.
(a)	RULES DEFINING “FINANCIAL EXPERT”. - The Commission shall issue rules, as necessary or appropriate in the public interest and consistent with the protection of investors, sections 13(a) and 15(d) of the Securities Exchange Act of 1934, to disclose whether or not, and if not, the reasons therefor, the audit committee of that issuer is comprised of at least 1 member who is a financial expert, as such term is defined by the Commission.

(b)	CONSIDERATIONS. - In defining the term “financial expert” for purposes of subsection (a), the Commission shall consider whether a person has, through education and experience as a public accountant or auditor or a principal financial officer, comptroller, or principal accounting officer of an issuer, or from a position involving the performance of similar functions -
	(1)	an understanding of generally accepted accounting principles and financial statements;
	(2)	experience in -
		(A)	the preparation or auditing of financial statements of generally comparable issuers; and
		(B)	the application of such principles in connection with the accounting for estimates, accruals, and reserves;
	(3)	experience with internal accounting controls; and
	(4)	an understanding of audit committee functions.
(c)	DEADLINE FOR RULEMAKING. - The Commission shall -
	(1)	propose rules to implement this section, not later than 90 days after the date of enactment of this Act; and
	(2)	issue final rules to implement this section, not later than 180 days after that date of enactment.